Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122856

111 Monument Circle, 29th Floor
Indianapolis, Indiana 46204-5129
Supplement to Proxy Statement/ Prospectus
Amendments to Amended and Restated Agreement and Plan of Merger with Johnson & Johnson
Your Vote is Very Important
January 17, 2006
Dear Shareholder:
     On or about December 29, 2005, we mailed to you a proxy statement/prospectus relating to a special meeting of Guidant shareholders scheduled for January 31, 2006 to consider a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of November 14, 2005, among Johnson & Johnson, Shelby Merger Sub, Inc., a wholly owned subsidiary of Johnson & Johnson, and Guidant.
     On January 11, 2006 and January 13, 2006, Johnson & Johnson, Shelby Merger Sub and Guidant entered into amendments to the amended and restated merger agreement. These amendments have the effect of increasing the cash portion of the merger consideration to be paid to Guidant shareholders by $7.27 per share. Pursuant to the amended merger agreement, each share of Guidant common stock you hold will now be converted into the right to receive a combination of (i) 40.52 in cash and (ii) 0.493 shares of Johnson & Johnson common stock.
     The amended merger agreement provides significant financial value and certainty to Guidant’s shareholders. Together with Johnson & Johnson, Guidant will have the resources to continue to build upon Guidant’s existing businesses in its pursuit of meaningful innovations to address cardiovascular disease.
     Johnson & Johnson common stock is listed on the New York Stock Exchange under the trading symbol “JNJ” and on January 13, 2006, the latest practicable date before the date of the accompanying supplement to the proxy statement/prospectus, its closing price was $61.82 per share.
     The Guidant board of directors has carefully reviewed and considered the terms and conditions of the amendments to the amended and restated merger agreement. Based on its review, the Guidant board of directors unanimously determined that the merger is in the best interests of Guidant and its shareholders, adopted the amended merger agreement and recommends that you vote “FOR” approval of the amended merger agreement.
     Your vote is very important. We cannot complete the merger unless the amended merger agreement is approved by the affirmative vote of the holders of a majority of the outstanding shares of Guidant common stock entitled to vote at the special meeting. The time, date and place of the special meeting of Guidant shareholders have not changed. The meeting will still be held on January 31, 2006, at 10:00 a.m., local time, at Guidant’s corporate headquarters, 111 Monument Circle, Indianapolis, Indiana 46204-5129. The record date for the special meeting has not changed. Only shareholders who owned shares of Guidant common stock at the close of business on December 8, 2005, the record date for the special meeting, will be entitled to vote at the special meeting. If you have not already done so, please complete and return the request for admittance card enclosed with the proxy statement/prospectus dated December 23, 2005 as soon as possible if you plan to attend the special meeting. If you return the request card, Guidant will send you an admittance card. We have enclosed a proxy card with the accompanying supplement to the proxy statement/prospectus. If you have already delivered a properly executed proxy, you do not need to do anything unless you wish to change your vote. Whether or not you plan to be present at the special meeting, if you have not previously voted or if you wish to revoke or change your vote, please complete, sign, date and return the proxy card enclosed with this supplement or submit your proxy by telephone or on the Internet as soon as possible. If you hold your shares in “street name”, you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote your shares, or vote in person at the special meeting, it will have the same effect as a vote against approval of the amended merger agreement. If you hold your shares under Guidant’s employee stock ownership plan you may instruct the plan trustee as to how to vote your shares.
If you do not instruct the plan trustee as to how to vote your shares, the plan trustee may vote those shares at its discretion.
     The attached supplement contains additional information about Johnson & Johnson, Guidant and the amended merger agreement. We urge you to read this document carefully and in its entirety. We also encourage you, if you have not done so already, to review the proxy statement/prospectus dated December 23, 2005. You should consider the matters discussed under “Risk Factors Relating to the Merger” on page 12 of the December 23 proxy statement/prospectus before voting.
     On behalf of the Guidant board of directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

James M. Cornelius
Chairman and interim Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this supplement and the December 23 proxy statement/prospectus or the Johnson & Johnson common stock to be issued in connection with the merger, or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.
This supplement is dated January 17, 2006,
and is first being mailed to shareholders on or about January 17, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This supplement and the SEC filings that are incorporated by reference into this supplement contain or incorporate by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Johnson & Johnson and Guidant and other matters. Statements in these documents that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income, in each case relating to Johnson & Johnson or Guidant, wherever they occur in these documents, are necessarily estimates reflecting the best judgment of the senior management of Johnson & Johnson (with regard to matters relating to Johnson & Johnson) or Guidant (with regard to matters relating to Guidant) and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this document and in the documents that are incorporated by reference. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

•	competitive factors, including technological advances achieved and patents attained by competitors and generic competition as patents on products expire and

•	government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products and licensing.
      Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this supplement and the other documents incorporated by reference. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this supplement or, in the case of documents incorporated by reference, the date referenced in those documents. Neither Johnson & Johnson nor Guidant undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this supplement or, in the case of documents incorporated by reference, the date referenced in those documents, or to reflect the occurrence of unanticipated events.
      The foregoing list sets forth some, but not all, of the factors that could impact upon Johnson & Johnson’s and Guidant’s ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in Exhibit 99(b) of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2005 and in Exhibit 99 of Guidant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005. Investors are cautioned not to place undue reliance on such statements that speak only as of the date made. Investors also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors should also realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s or Guidant’s projections. Johnson & Johnson and Guidant undertake no obligation to update any forward-looking statements as a result of future events or developments.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers briefly address some commonly asked questions about the merger, the amendments to the amended and restated merger agreement dated as of January 11, 2006 and January 13, 2006, and the special meeting of Guidant shareholders. They may not include all of the information that is important to you. We urge you to read carefully this entire supplement, including the annexes, the December 23 proxy statement/prospectus and the other documents we refer to in this supplement and in the December 23 proxy statement/prospectus.

Q:	Why are you sending me this supplement to the December 23 proxy statement/prospectus?

A:	We are sending you this supplement to the proxy statement/prospectus because on January 11, 2006 and January 13, 2006, Johnson & Johnson and Guidant amended the amended and restated merger agreement dated November 14, 2005. This supplement to the proxy statement/prospectus provides information on the amended transaction and updates the December 23, 2005 proxy statement/prospectus, which was previously mailed to you.

Q:	What are Guidant’s reasons for Guidant and Johnson & Johnson amending the amended and restated merger agreement?

A:	Please see the sections entitled “Reasons for the Merger and Recommendation of the Guidant Board of Directors” beginning on page S-12 of this supplement and page 27 of the December 23 proxy statement/prospectus for discussions of the reasons why the Guidant board of directors reached its decision to approve both the amended and restated merger agreement and the amendments to the amended and restated merger agreement.

Q:	What will I now receive in the merger?

A:	Upon completion of the merger, you will now receive a combination per share of (i) $40.52 in cash and (ii) 0.493 shares of Johnson & Johnson common stock. Based on the closing price of Johnson & Johnson common stock on January 13, 2006, the transaction has a per share value of $71 for Guidant shareholders. Because the number of shares of Johnson & Johnson common stock to be issued in the merger for each share of Guidant common stock is fixed, shareholders of Guidant may receive more or less value depending on fluctuations in the price of Johnson & Johnson common stock.

Q:	What are the significant changes in the amendments to the amended and restated merger agreement?

A:	The terms of the amendments to the amended and restated merger agreement are described beginning on page S-5 of this supplement under the heading “Summary of Amendments to the Amended and Restated Merger Agreement”. The amendments to the amended and restated merger agreement increase the cash portion of the merger consideration to be paid to Guidant shareholders by $7.27 per share, from $33.25 to $40.52. The amount of stock merger consideration remains the same at 0.493 shares of Johnson & Johnson common stock per share of Guidant common stock. The amendments also proportionately increase the amount of the termination fee payable in several circumstances by Guidant to Johnson & Johnson from $625 million to $705 million.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. If approved by Guidant shareholders, it is anticipated that the merger will be completed immediately following such approval.

Q:	Does the Guidant board of directors support the merger?

A:	Yes. The Guidant board of directors believes that the merger and the other transactions contemplated by the amended merger agreement are in the best interests of Guidant and its shareholders, and unanimously adopted the amended merger agreement and recommends that Guidant shareholders vote “FOR” approval of the amended merger agreement.

Q:	Where and when is the special meeting of shareholders?

A:	The date, time and location of the special meeting of Guidant shareholders have not changed. It will be held on January 31, 2006, at 10:00 a.m., local time, at Guidant’s headquarters, 111 Monument Circle, Indianapolis, Indiana 46204-5129. You may attend the special meeting and vote your shares in person, rather than completing, signing, dating and returning your proxy.

However, you must have an admittance card to attend the special meeting. To obtain an admittance card, please return the request for admittance card that was enclosed with the December 23 proxy statement/prospectus. If you need a new admittance card, please contact Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204-5129, Attention: Secretary, Telephone: (317) 971-2000.

Q:	Who can vote at the special meeting?

A:	The record date for determining who is entitled to vote at the special meeting has not changed. You can vote at the special meeting if you owned shares of Guidant common stock at the close of business on December 8, 2005, the record date for the special meeting. As of the close of business on that day, 333,401,845 shares of Guidant common stock were outstanding.

Q:	What is the required vote to approve the amended merger agreement?

A:	The approval of the amended merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Guidant common stock entitled to vote on the record date. Because the required vote of Guidant shareholders is based upon the number of outstanding shares of Guidant common stock entitled to vote, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or to vote in person at the special meeting, including abstentions and broker non-votes, will have the same effect as a vote against approval of the amended merger agreement.

Q:	What is the status of Boston Scientific Corporation’s offer with regard to the acquisition of Guidant?

A:	On January 12, 2006, Boston Scientific offered to acquire each share of Guidant common stock for a combination of $36.50 in cash and a fixed number of shares of Boston Scientific common stock having a value of approximately $36.50, based on the average trading price for the 20 trading days ending three days prior to the date on which Guidant’s shareholders would vote to approve a transaction with Boston Scientific (subject to adjustment, upwards or downwards, for up to 10 percent price movements of Boston Scientific common stock). The offer also provided that, if the transaction with Guidant was not completed by March 31, 2006, the proposed merger consideration would be increased by an amount in cash equal to $0.012 per share for each day between April 1, 2006 and the date of closing, should it occur. Boston Scientific has also secured $14 billion of committed debt financing and its offer is not subject to a financing condition. As a practical matter, completion of a transaction with Boston Scientific would require receipt of that or alternative financing. Boston Scientific’s offer is also subject to approvals from shareholders of both Guidant and Boston Scientific, U.S. and European regulatory approvals and other conditions. Boston Scientific’s offer expired in accordance with its terms at 4:00 p.m. EST on January 13, 2006.

Q:	How does Boston Scientific’s offer affect the Guidant board of directors’ support of the amended merger agreement?

A:	The Guidant board of directors continues to recommend that Guidant shareholders vote “FOR” approval of the amended merger agreement and is not making any recommendation at this time with respect to Boston Scientific’s offer. Under the terms of the amended merger agreement, the Guidant board of directors is not permitted to change its recommendation with respect to the amended merger agreement or terminate the amended merger agreement in order to enter into an alternative agreement with Boston Scientific unless and until it both (1) determines that the offer from Boston Scientific

(a) is more favorable to Guidant shareholders from a financial point of view than the amended merger agreement and (b) is reasonably capable of being completed (taking into account all financial, legal, regulatory and other aspects of such offer) and (2) waits five business days after sending Johnson & Johnson notice of such determination. Any change to the financial terms or any other material term of the Boston Scientific offer following such a determination would require Guidant to deliver a new notice to Johnson & Johnson and a new five business day period to commence. The board will continue to evaluate what further actions, if any, would be appropriate for it to take prior to the special meeting.

Q:	What if I already voted using the proxy you sent me earlier?

A:	First, carefully read and consider the information contained in this supplement, including the annexes, and the December 23 proxy statement/prospectus. If you have already delivered a properly executed proxy, you will be considered to have voted on the amended merger agreement, and you do not need to do anything unless you wish to change your vote.

Q:	What do I do if I want to change my vote?

A:	You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by Internet, telephone or mail. If you choose to send a written notice or to mail your new proxy, you must submit your notice of revocation or your new proxy to Guidant Corporation at 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204-5129, Attention: Secretary. Third, you can attend the special meeting and vote in person. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Q:	What do I do if I have not voted yet?

A:	After carefully reading and considering the information contained in this supplement, including the annexes, and the December 23 proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or submit your proxy by telephone or on the Internet as soon as possible, so that your shares may be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, we will count your proxy as a vote in favor of approval of the amended merger agreement. Because the required vote of Guidant shareholders is based upon the number of outstanding shares of Guidant common stock, rather than upon the shares actually voted, the failure by the holder of any such shares to submit a proxy or to vote in person at the special meeting, including abstentions and broker non-votes, will have the same effect as a vote against approval of the amended merger agreement.

Q:	If my Guidant shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your Guidant shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against the approval of the amended merger agreement.

Q:	If my Guidant shares are held under Guidant’s employee stock ownership plan, will the plan trustee vote my shares for me?

A:	If you are a participant in Guidant’s employee stock ownership plan and wish to instruct the plan trustee how to vote your shares, you should follow the instructions provided by the plan trustee. The plan trustee under Guidant’s employee stock ownership plan may vote shares at its discretion for which timely instructions are not received.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, you will receive a transmittal form with instructions for the surrender of Guidant common stock certificates. Please do not send in your stock certificates with your proxy.

Q:	Is the merger expected to be taxable to me?

A:	Generally, yes. The receipt of the merger consideration for Guidant common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, generally you will recognize gain or loss as a result of the merger measured by the difference, if any, between (i) the fair market value of the Johnson & Johnson common stock as of the effective time of the merger and the cash received and (ii) your adjusted tax basis in the Guidant common stock exchanged therefor in the merger.

You should read “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 51 of the December 23 proxy statement/prospectus for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Can I dissent and require appraisal of my shares?

A:	No. Guidant shareholders have no dissenters’ rights under Indiana law in connection with the merger.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger, the amended merger agreement or if you need additional copies of this supplement, the December 23 proxy statement/prospectus or the enclosed proxy, you should contact:
Georgeson Shareholder Communications, Inc.
17 State Street — 10th Floor
New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (877) 278-4779

SUMMARY OF AMENDMENTS TO THE AMENDED
AND RESTATED MERGER AGREEMENT
      On January 11, 2006 and on January 13, 2006, Johnson & Johnson, Shelby Merger Sub and Guidant entered into Amendment No. 1 and Amendment No. 2, respectively, to the Amended and Restated Agreement and Plan of Merger, dated as of November 14, 2005, by and among Johnson and Johnson, Shelby Merger Sub and Guidant. The December 23 proxy statement/prospectus includes the amended and restated merger agreement as an annex and also includes a summary of the amended and restated merger agreement, beginning on page 58 of that proxy statement/prospectus.
      Amendment No. 2 and Amendment No. 1 to the amended and restated merger agreement are included as Annex A and Annex B to this supplement, respectively, and are incorporated by reference into this discussion. The following discussion summarizes the material changes to the amended and restated merger agreement made by the amendments.
Increase in Merger Consideration
      The amendments to the amended and restated merger agreement provide for a $7.27 per share increase in the cash portion of the merger consideration to be received by Guidant shareholders in the merger, from $33.25 to $40.52. The amount of stock merger consideration remains the same at 0.493 shares of Johnson & Johnson common stock per share of Guidant common stock. Based on the closing price of Johnson & Johnson common stock on January 13, 2006, the transaction has a per share value of $71 for Guidant shareholders. Because the number of shares of Johnson & Johnson common stock to be issued in the merger for each share of Guidant common stock is fixed, shareholders of Guidant may receive more or less value depending on fluctuations in the price of Johnson & Johnson common stock.
Increase in Termination Fee
      The amendments to the amended and restated merger agreement also proportionately increase (based on the increase in the merger consideration to be paid to Guidant shareholders) the amount of the termination fee payable in several circumstances by Guidant to Johnson & Johnson from $625 million to $705 million. For a description of the circumstances in which this termination fee would be payable by Guidant to Johnson & Johnson, see “The Amended and Restated Merger Agreement — Fees and Expenses” on page 64 of the December 23 proxy statement/prospectus.

COMPARATIVE STOCK PRICES AND DIVIDENDS
      Johnson & Johnson common stock is listed for trading on the New York Stock Exchange under the trading symbol “JNJ” and Guidant common stock is listed for trading on the New York Stock Exchange under the trading symbol “GDT”. The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of Johnson & Johnson common stock and of Guidant common stock as reported by the New York Stock Exchange Composite Transaction Tape. For current price information, Guidant shareholders are urged to consult publicly available sources.

	Johnson & Johnson			Guidant
	Common Stock			Common Stock

			Dividends			Dividends
Calendar Period	High	Low	Declared	High	Low	Declared

2003
First Quarter	$58.68	$49.10	$0.205	$37.95	$28.89	$0.00
Second Quarter	59.08	50.75	0.24	45.75	34.59	0.08
Third Quarter	54.24	49.00	0.24	52.04	43.00	0.08
Fourth Quarter	52.89	48.05	0.24	60.53	44.95	0.08
2004
First Quarter	54.90	49.25	0.24	73.70	59.39	0.10
Second Quarter	57.28	49.90	0.285	69.50	51.50	0.10
Third Quarter	58.80	54.37	0.285	66.87	49.95	0.10
Fourth Quarter	64.25	54.81	0.285	74.20	62.05	0.10
2005
First Quarter	68.68	61.20	0.285	75.08	70.80	0.10
Second Quarter	69.99	64.43	0.33	75.15	59.94	0.10
Third Quarter	65.35	61.65	0.33	72.91	64.20	0.10
Fourth Quarter	64.60	59.76	0.33	72.50	55.26	0.10
2006
First Quarter (through January 13, 2006)	63.10	61.05	—	71.02	66.00	—
      The following table sets forth the high, low and last reported sales prices per share of Johnson & Johnson common stock and of Guidant common stock as reported by the New York Stock Exchange Composite Transaction Tape and the market value of a share of Guidant common stock on an equivalent price per share basis, as determined by reference to the value of the merger consideration to be received in respect of each share of Guidant common stock in the merger, in each case on:

•	December 15, 2004, the last full trading day prior to the public announcement of the original merger agreement,

•	November 14, 2005, the last full trading day prior to the public announcement of the amended and restated merger agreement,

•	January 11, 2006, the last full trading day prior to the public announcement of amendment no. 1 to the amended and restated merger agreement, and

•	January 13, 2006, the last full trading day prior to the public announcement of amendment no. 2 to the amended and restated merger agreement and the last practicable date prior to mailing this supplement.
      The table also presents the equivalent value of the merger consideration per share of Guidant common stock on those dates, calculated by multiplying the closing price of Johnson & Johnson common stock on those dates by 0.7488 on December 15, 2004 (which reflects the exchange ratio as determined under the original merger agreement as of December 15, 2004) and by 0.493 on November 14, 2005, January 11, 2006 and January 13, 2006, respectively (which reflects the exchange ratio under the amended and restated merger agreement and the amendments to that agreement), each representing the fraction of a share of Johnson & Johnson common stock that Guidant shareholders would receive in the merger for each share of Guidant common stock.

	Johnson & Johnson			Guidant			Equivalent Price
	Common Stock			Common Stock			per Share of
							Guidant
	High	Low	Close	High	Low	Close	Common Stock

December 15, 2004	$61.38	$60.62	$60.90	$72.48	$70.90	$72.05	$76.00
November 14, 2005	$61.12	$60.43	$60.51	$58.45	$57.70	$57.75	$63.08
January 11, 2006	$62.99	$61.94	$62.50	$70.60	$69.60	$70.44	$68.06
January 13, 2006	$62.29	$61.42	$61.82	$71.02	$70.45	$70.84	$71.00
      These prices will fluctuate prior to the special meeting and the consummation of the merger, but the fraction of a share of Johnson & Johnson common stock that Guidant shareholders will receive for each share of Guidant common stock is fixed. Accordingly, shareholders of Guidant may receive more or less value depending on fluctuations in the price of Johnson & Johnson common stock. Shareholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

COMPARATIVE PER SHARE INFORMATION
      The following table sets forth for the periods presented certain per share data of Johnson & Johnson and Guidant on a historical basis and on an unaudited pro forma basis after giving effect to the merger under the purchase method of accounting. The historical per share data of Johnson & Johnson and Guidant has been derived from, and should be read in conjunction with, the historical financial statements of Johnson & Johnson and Guidant incorporated by reference in this supplement. See “Where You Can Find More Information” on page S-36 of this supplement. The unaudited pro forma per share data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial statements included elsewhere in this supplement. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page S-26 of this supplement.
      The Guidant unaudited pro forma equivalent data was calculated by multiplying the corresponding Johnson & Johnson unaudited pro forma consolidated data by the exchange ratio of 0.493. The exchange ratio does not include the $40.52 per share cash portion of the merger consideration. This data shows how each share of Guidant common stock would have participated in the net income and book value of Johnson & Johnson if the companies had always been consolidated for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to reflect future per share levels of net income and book value of Johnson & Johnson.

		Fiscal Nine
	Fiscal Year Ended	Months Ended
	Jan. 2, 2005	October 2, 2005

JOHNSON & JOHNSON — HISTORICAL
Per common share data:
Net earnings:
Basic	$2.87	$2.77
Diluted	2.84	2.73
Dividends paid per share	1.095	0.945
Unaudited book value per share (basic)	10.71	12.39
GUIDANT — HISTORICAL(1)
Per common share data:
Income from continuing operations:
Basic	$1.84	$1.11
Diluted	1.78	1.08
Dividends declared per common share	0.40	0.30
Unaudited book value per share (basic)	11.74	14.01
JOHNSON & JOHNSON — UNAUDITED PRO FORMA CONSOLIDATED WITH GUIDANT
Per common share data:
Income from continuing operations:
Basic	$2.64	$2.56
Diluted	2.61	2.52
Dividends paid per share	1.095	0.945
Unaudited book value per share (basic)		15.23
GUIDANT — UNAUDITED PRO FORMA EQUIVALENTS
Per common share data:
Income from continuing operations:
Basic	$1.30	$1.26
Diluted	1.29	1.24
Dividends declared per common share	0.54	0.47
Unaudited book value per share (basic)		7.50

(1)	Guidant reports its financial information on a calendar period basis, while Johnson & Johnson reports its financial information on a fiscal year basis. Guidant’s financial information is as of and for the year ended December 31, 2004, and as of and for the nine months ended September 30, 2005.

SELECTED UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION
      The following selected unaudited pro forma condensed consolidated financial information of Johnson & Johnson and Guidant combine the consolidated financial information of Johnson & Johnson for the fiscal year ended January 2, 2005, and as of and for the fiscal nine month period ended October 2, 2005, with the consolidated financial information of Guidant for the fiscal year ended December 31, 2004, and as of and for the fiscal nine month period ended September 30, 2005. The selected unaudited pro forma condensed consolidated financial information is derived from the unaudited pro forma condensed consolidated financial statements contained elsewhere in this supplement. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” on page S-26 of this supplement.
      We present the unaudited pro forma condensed consolidated financial information for informational purposes only. The pro forma information is not necessarily indicative of what Johnson & Johnson’s financial position or results of operations actually would have been had we completed the merger on the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.
      We prepared the unaudited pro forma condensed consolidated financial information using the purchase method of accounting with Johnson & Johnson treated as the acquiror. The unaudited pro forma condensed consolidated financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger. In addition, Johnson & Johnson’s cost to acquire Guidant will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information in this supplement.

	Fiscal Year	Fiscal Nine
	Ended	Months Ended
	January 2,	October 2,
	2005	2005

	(in millions, except
	per share data)
EARNINGS DATA:
Sales to customers	$51,017	$40,533
Costs and expenses	38,569	29,952
Earnings before provisions for taxes on income	12,448	10,581
Income from continuing operations	8,258	8,031
Basic earnings per share	2.64	2.56
Diluted earnings per share	2.61	2.52
Dividends paid per share	1.095	0.945
BALANCE SHEET DATA (as of period end):
Total assets		$72,102
Long-term debt		2,144
Shareholders’ equity		47,711

UPDATE TO BACKGROUND OF THE MERGER
      The December 23 proxy statement/prospectus describes the background of the merger up to and including that date. The discussion below supplements that description.
      As disclosed in the December 23 proxy statement/prospectus, at a December 7, 2005 meeting of the board of directors of Guidant, the board made the requisite determination under the amended and restated merger agreement with Johnson & Johnson to provide information to Boston Scientific and enter into discussions with it regarding its December 5, 2005 proposal to acquire Guidant for a combination of $36 in cash and a fixed number of shares of Boston Scientific common stock having a value of $36 on or about the time, should it occur, that a definitive agreement may be signed.
      Following that December 7, 2005 meeting of the board of directors of Guidant, Boston Scientific and Guidant each conducted a due diligence investigation of the other and negotiated substantially all of the terms of a proposed merger agreement. According to the terms of the amended and restated merger agreement with Johnson & Johnson, Guidant provided materials and information about Guidant and the status and details of the Boston Scientific proposal to Johnson & Johnson during this period.
      On January 5, 2006, Russell C. Deyo, Johnson & Johnson’s General Counsel, contacted Bernard E. Kury, Guidant’s General Counsel, to discuss the status of the Boston Scientific proposal.
      On January 5, 2006, at a meeting of the board of directors of Johnson & Johnson, representatives of Johnson & Johnson and their legal advisors reported on the status of the amended and restated merger agreement and the Boston Scientific proposal. No decisions regarding the transaction were made at this meeting, and management of Johnson & Johnson informed the board that it would continue to monitor and analyze the situation.
      On January 6, 2006, at a meeting of the board of directors of Guidant, Guidant management reviewed with the board the diligence process with respect to Boston Scientific. Guidant management also discussed Guidant’s business condition and outlook. Guidant’s outside legal advisors updated the board on the status of negotiations with Boston Scientific and its representatives.
      On January 8, 2006, Boston Scientific delivered a letter to James Cornelius, Chairman of the Board of Guidant, outlining a definitive offer to acquire Guidant for a combination of $36 in cash and a number of Boston Scientific shares worth approximately $36 based on the average trading price for the 20 trading days ending three days prior to the date on which Guidant’s shareholders would vote to approve a transaction with Boston Scientific, provided that if the average closing price of Boston Scientific common stock during such period was below $23.62, Guidant shareholders would receive 1.5241 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period was above $28.86, Guidant shareholders would receive 1.2474 Boston Scientific shares for each share of Guidant common stock. The offer letter also indicated that Boston Scientific had entered into a binding definitive agreement with Abbott Laboratories, under which Boston Scientific agreed to divest Guidant’s vascular intervention and endovascular businesses and share rights to Guidant’s drug eluting stent program. Boston Scientific attached to its offer letter a commitment letter from Bank of America, N.A. and Merrill Lynch & Co. in which they committed to provide, in the aggregate, financing of up to $14 billion. Boston Scientific’s offer was subject to approvals from shareholders of both Guidant and Boston Scientific, U.S. and European regulatory approvals and other conditions. Boston Scientific agreed to pay Guidant a termination fee of $720,000,000 if approvals of either antitrust authorities or Boston Scientific stockholders were not obtained. The offer also provided that either party could terminate the proposed agreement if the merger was not consummated by June 30, 2006. In addition, holders of approximately 30% of Boston Scientific’s shares agreed to vote their shares in favor of the proposed transaction. Guidant made a public statement on the same day acknowledging receipt of the definitive offer and stating that Guidant’s board of directors would evaluate all aspects of the offer with the assistance of its investment bankers together with its outside counsel.

      On January 9, 2006, William C. Weldon, Chairman of the Board and Chief Executive Officer of Johnson & Johnson, telephoned Mr. Cornelius to discuss the Boston Scientific offer and the timing of the Guidant board of directors’ evaluation of that offer.
      Discussions between the management and advisors of Johnson & Johnson and Guidant regarding the amended and restated merger agreement and the Boston Scientific offer continued through January 11, 2006.
      On January 10, 2006, at a meeting of the board of directors of Guidant, Guidant’s outside legal advisors reviewed with the board the principal terms of the offer received from Boston Scientific on January 8, 2006 and the specific differences between Boston Scientific’s offer and the amended and restated merger agreement with Johnson & Johnson as well as Guidant’s obligations to Johnson & Johnson under the amended and restated merger agreement. JPMorgan and Morgan Stanley discussed with the board their financial analyses of the merger consideration contemplated by the January 8, 2006 Boston Scientific offer. No decisions regarding the Boston Scientific offer were made at this meeting.
      On January 10, 2006, the board of directors of Johnson & Johnson met to discuss the status of the amended and restated merger agreement and potential responses to the Boston Scientific offer. At this meeting, which was also attended by Johnson & Johnson’s legal and financial advisors, Mr. Weldon, Nicholas J. Valeriani, Johnson & Johnson’s Worldwide Chairman, Cardiovascular Devices & Diagnostics, and Dominic J. Caruso, Vice-President, Group Finance, gave presentations regarding the transaction. Johnson & Johnson’s legal advisors reviewed for the board the current status of the transaction and certain timing considerations. At this meeting, Goldman Sachs also reviewed various financial analyses with respect to the transaction using various methodologies and assumptions. After discussion, the board of directors authorized management to make a revised offer with respect to the merger consideration to be paid to Guidant shareholders.
      On the morning of January 11, 2006, Mr. Weldon and Mr. Deyo met with Mr. Cornelius and Mr. Kury to discuss the benefits of a transaction with Johnson & Johnson and to present Johnson & Johnson’s revised offer of $37.25 in cash and 0.493 shares of Johnson & Johnson common stock, having a value, based on the closing price of Johnson & Johnson common stock on January 10, 2006, of $68.36 per share of Guidant common stock. They discussed the proposed terms, and Mr. Cornelius agreed to take Johnson & Johnson’s revised offer to the Guidant board of directors for their consideration.
      On January 11, 2006, at a meeting of the Guidant board of directors, the board continued its discussion, with the input of its outside legal and financial advisors, of the offer received from Boston Scientific on January 8, 2006. Guidant’s outside legal and financial advisors also reviewed with the board Johnson & Johnson’s revised offer as set forth in the proposed amendment no. 1 to the amended and restated merger agreement. Each of JPMorgan and Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of January 11, 2006 and based upon and subject to the matters described in its respective opinion, the merger consideration contemplated by amendment no. 1 to the amended and restated merger agreement was fair from a financial point of view to the Guidant shareholders. After further discussion, the Guidant board approved amendment no. 1 as being in the best interests of Guidant and its shareholders and authorized the execution and delivery of amendment no. 1.
      After the close of trading on the New York Stock Exchange on January 11, 2006, the Guidant board of directors accepted the revised offer from Johnson & Johnson and the parties executed amendment no. 1 to the amended and restated merger agreement, which reflected the terms of that offer. On the same day, following the execution of the amendment, the parties issued a joint press release announcing their agreement.
      After the close of trading on the New York Stock Exchange on January 12, 2006, Boston Scientific delivered a letter to Mr. Cornelius outlining a revised definitive offer to acquire Guidant. The revised offer increased the cash component of the proposed merger consideration by $0.50 from $36 per share to $36.50 per share. The revised offer also increased the stock component of the proposed merger consideration by providing that the number of Boston Scientific shares issuable would equal approximately $36.50, instead of $36.00, based on the average trading price for the 20 trading days ending three days prior to the date on which Guidant’s shareholders would vote to approve a transaction with Boston Scientific, provided that if the average closing price of Boston Scientific common stock during such period was below $23.62, Guidant shareholders would receive 1.5453 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period was above $28.86, Guidant shareholders would receive 1.2647 Boston Scientific shares for each share of Guidant common stock. The revised offer also provided that, if the transaction with Guidant was not completed by March 31, 2006, the proposed merger consideration would be increased by an amount in cash equal to $0.012 per share for each day between April 1, 2006 and the date of closing, should it occur. Boston Scientific also agreed to divest all of its vascular intervention and endovascular assets, if required by regulatory authorities, without retaining any rights to Guidant’s drug eluting stent program. The revised offer also extended the date on which either party could terminate the agreement if the merger was not consummated until September 30, 2006. Boston Scientific’s revised offer remained subject to approvals from shareholders of both Guidant and Boston Scientific, U.S. and European regulatory approvals and other conditions. Boston Scientific’s revised offer expired by its terms at 4:00 p.m. EST on January 13, 2006.
      On January 13, 2006, Messrs. Weldon and Deyo again met with Messrs. Cornelius and Kury to convey Johnson & Johnson’s continued interest in a transaction with Guidant and to present Johnson & Johnson’s revised offer of $40.52 in cash and 0.493 shares of Johnson & Johnson common stock, having a value, based on the closing price of Johnson & Johnson common stock on January 13, 2006, of $71.00 per share of Guidant common stock. They discussed the proposed terms, and Mr. Cornelius agreed to take Johnson & Johnson’s revised offer to the Guidant board of directors for their consideration.
      On January 13, 2006, the Guidant board of directors met to consider the terms of the revised offers received from both Boston Scientific and Johnson & Johnson. Guidant’s outside legal and financial advisors reviewed with the board Boston Scientific’s revised offer received on January 12, 2006 as well as Johnson & Johnson’s revised offer received on January 13, 2006 as set forth in the proposed amendment no. 2 to the amended merger agreement. Each of JPMorgan and Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of January 13, 2006 and based upon and subject to the matters described in its respective opinion, the merger consideration contemplated by amendment no. 2 was fair from a financial point of view to the Guidant shareholders. After further discussion, the Guidant board approved amendment no. 2 as being in the best interests of Guidant and its shareholders and authorized the execution and delivery of amendment no. 2.
      After the close of trading on the New York Stock Exchange on January 13, 2006, the Guidant board of directors accepted the revised offer from Johnson & Johnson and the parties executed amendment no. 2 to the amended and restated merger agreement, which reflected the terms of that offer. On the same day, following the execution of the amendment, the parties issued a joint press release announcing their agreement.
REASONS FOR THE MERGER AND RECOMMENDATION OF THE GUIDANT BOARD OF DIRECTORS
      At a special meeting held on January 13, 2006, the Guidant board of directors unanimously determined that the merger is in the best interests of Guidant and its shareholders, adopted the amended merger agreement and recommended that Guidant shareholders vote “FOR” approval of the amended merger agreement.
      In reaching its decision to adopt the amended merger agreement and recommend that Guidant shareholders vote to approve the amended merger agreement, the Guidant board of directors was mindful of the matters described in “The Merger — Reasons for the Merger and Recommendation of the Guidant

Board of Directors” beginning on page 27 of the December 23 proxy statement/prospectus. The board also considered a number of additional factors, including the following:

•	Market Price. The Guidant board of directors considered the value of the increased merger consideration to be received by Guidant shareholders in the merger, including the fact that Guidant shareholders will receive, for each share of Guidant common stock that they own, merger consideration consisting of $40.52 in cash and 0.493 shares of Johnson & Johnson common stock, which as of the close of business on January 13, 2006 had a value of $71.00. Under the terms of the amended and restated merger agreement, Guidant shareholders would have received, for each share of Guidant common stock that they own, merger consideration consisting of $33.25 in cash and 0.493 shares of Johnson & Johnson common stock, which as of the close of business on January 13, 2006 would have had a value of $63.73. The Guidant board also considered that, because the exchange ratio for the stock portion of the merger consideration is fixed and is not subject to a collar, the value of the merger consideration to be received by Guidant shareholders will increase or decrease in proportion to the extent that Johnson & Johnson’s common stock increases or decreases in value.

•	Form of Merger Consideration. The Guidant board of directors considered that the stock portion of the merger consideration will permit Guidant shareholders to exchange their shares of Guidant common stock for shares of Johnson & Johnson common stock and retain an equity interest in the combined enterprise with the related opportunity to share in its future growth. The board noted the liquidity that holding shares of Johnson & Johnson common stock would provide to Guidant shareholders who do not wish to continue to hold shares of Johnson & Johnson common stock following the merger. The Boston Scientific offer also contemplates that a portion of the merger consideration payable to Guidant shareholders would be in the form of stock. In this regard, the board reviewed Boston Scientific’s current and historical results of operations, the trading prices for its common stock and its future prospects, both as a stand-alone entity and as a combined entity with Guidant, as well as the terms of Boston Scientific’s financing commitment and the possible impact of leverage on the performance of the combined entity.

•	Anticipated Timing. The Guidant board of directors considered the anticipated timing of the Johnson & Johnson transaction as compared to the Boston Scientific offer. In that regard, the board noted that the European Commission approved the Johnson & Johnson merger on August 25, 2005 and that the Federal Trade Commission conditionally approved the merger on November 2, 2005, which approval became final on December 21, 2005, making the consummation of the Johnson & Johnson merger possible immediately following the special meeting of Guidant shareholders to approve the amended merger agreement. If Guidant entered into a definitive agreement with Boston Scientific, the transaction would be subject to U.S. and European regulatory review and approvals which could result in a period of delay of several months before the transaction could be completed. Guidant also would be required, during the period prior to completion of a transaction with Boston Scientific, to conduct its business only in the ordinary course consistent with past practice and remain subject to operational restrictions. Delays in completing a transaction are of particular concern to the board because of the fact that Guidant has been operating in a potential change of control environment and has been subject to restrictions on its operations since December 2004. The attendant uncertainties and potential for prolonging that environment impose difficulties in retaining key management and sales personnel and motivating employees faced with uncertainties about the future ownership and direction of Guidant.

•	Certainty for Shareholders. As described above, the Guidant board of directors considered the fact that if approved by Guidant shareholders, it is anticipated that the merger will be completed immediately following such approval. A transaction with Boston Scientific would be subject to approvals from shareholders of both Guidant and Boston Scientific. In addition, Boston Scientific’s offer contemplates that the stock portion of the merger consideration would be subject to a collar for a specified period of time prior to approval by Guidant shareholders. The exchange ratio would thereafter be fixed. The value of the merger consideration to be received by Guidant shareholders would increase or decrease in proportion to the extent that Boston Scientific’s stock increases or decreases in value during the time between approval by Guidant shareholders and consummation of a transaction, which could be a period of several months, as described above. The Guidant board of directors considered that delays before a Boston Scientific transaction could be consummated create the risk that adverse changes to the financial condition, results of operations, business, competitive position, reputation, relationships with regulators, outstanding legal proceedings and investigations and business prospects of either Guidant or Boston Scientific could result in fluctuation in the value of the stock portion of the merger consideration to be received by Guidant shareholders, could adversely affect the value of the combined companies or could result in the failure to complete a transaction. The board also noted that the scope and terms of any divestitures that may be required by regulators in order to secure approval for a transaction with Boston Scientific are unknown at this time as are the possible effects thereof on the value of the combined companies.

•	Ability to Accept Superior Proposal Upon Payment of Termination Fee. The Guidant board of directors considered that the amended merger agreement permits Guidant to terminate the amended merger agreement prior to its approval by shareholders to enter into an alternative transaction in response to a superior proposal. In this regard, Guidant would be required to pay a $705 million termination fee in connection with accepting a superior proposal. The termination fee was proportionately increased from $625 million to reflect the increased value of the merger consideration Guidant shareholders will receive pursuant to the amended merger agreement.

•	Potential Risks. The Guidant board of directors considered a number of potential risks, as well as related mitigating factors, in connection with its evaluation of the merger, including that Guidant would be required to pay a $705 million termination fee described above if the amended merger agreement is terminated under specified circumstances and Guidant later agrees to or consummates a takeover proposal with Boston Scientific or any other third party. In the judgment of Guidant’s board, however, these potential risks were more than offset by the potential benefits of the merger discussed above.

•	Opinions of Financial Advisors. The Guidant board of directors considered the presentations delivered by JPMorgan and Morgan Stanley and the written opinions of JPMorgan and Morgan Stanley to the Guidant board of directors to the effect that, as of the date of the opinions and based on and subject to the matters set forth in the respective opinions, the merger consideration to be received by shareholders pursuant to the amended merger agreement was fair, from a financial point of view, to Guidant shareholders. A copy of JPMorgan’s written opinion dated January 13, 2006 is attached as Annex C to this supplement and a copy of Morgan Stanley’s written opinion dated January 13, 2006 is attached as Annex D to this supplement.

      The above discussion is not intended to be exhaustive, but Guidant believes it addresses the material information and factors considered by the Guidant board of directors in its consideration of the merger, including factors that may support the merger as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Guidant board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Guidant board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of Guidant’s board of directors may have given different weights to different factors.
      In considering the recommendation of the Guidant board of directors to approve the amended merger agreement, Guidant shareholders should be aware that certain executive officers and directors of Guidant have certain interests in the merger that may be different from, or in addition to, the interests of Guidant shareholders generally. The Guidant board of directors was aware of these interests and considered them when adopting the amended merger agreement and recommending that Guidant shareholders vote to approve the amended merger agreement. See “— Interests of Guidant Directors and Executive Officers in the Merger” on page 43 of the December 23 proxy statement/prospectus.

OPINIONS OF J.P. MORGAN SECURITIES INC.
AND MORGAN STANLEY & CO. INCORPORATED

Opinion of J.P. Morgan Securities Inc.
      Pursuant to an engagement letter dated August 18, 2004, Guidant retained JPMorgan as a financial advisor in connection with the merger. At the meeting of Guidant’s board of directors on January 13, 2006, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the board of directors that, based upon and subject to the matters set forth in JPMorgan’s opinion, as of that date, the consideration to be received by the holders of Guidant common stock in the merger was fair, from a financial point of view, to those holders. No limitations were imposed by the Guidant board of directors upon JPMorgan with respect to the investigations made or procedures followed by it in rendering its opinions, except that JPMorgan was not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of Guidant or any other alternative transaction.
      The full text of the written opinion of JPMorgan, dated January 13, 2006, which sets forth the assumptions made, matters considered and limits on the review undertaken by JPMorgan in rendering its opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. Guidant shareholders are urged to read the opinion carefully in its entirety. JPMorgan’s written opinion is addressed to the Guidant board of directors, is directed only to the fairness, from a financial point of view, of the consideration to be received by the holders of Guidant common stock in the merger and does not constitute a recommendation to any Guidant shareholder as to how the shareholder should vote at the Guidant special meeting. The summary of the opinion of JPMorgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.
      In arriving at its opinion, JPMorgan, among other things:

•	reviewed the amended and restated merger agreement and amendments no. 1 and no. 2 to the amended and restated merger agreement

•	reviewed certain publicly available business and financial information concerning Guidant and Johnson & Johnson and the industries in which they operate, including publicly available financial forecasts relating to Johnson & Johnson that were reviewed and discussed with JPMorgan by the management of Johnson & Johnson (JPMorgan was not provided internal financial information or projections for Johnson & Johnson)

•	compared the proposed financial terms of the merger with publicly available financial terms of transactions involving companies JPMorgan deemed relevant and the consideration received for those companies

•	compared the financial and operating performance of Guidant and Johnson & Johnson with publicly available information concerning other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Guidant common stock and Johnson & Johnson common stock and publicly traded securities of those other companies

•	reviewed certain internal financial analyses and forecasts prepared by the management of Guidant relating to its business and

•	performed other financial studies and considered other information as JPMorgan deemed appropriate for the purposes of its opinion.
      JPMorgan also held discussions with members of the managements of Guidant and Johnson & Johnson with respect to certain aspects of the merger, the past and current business operations of Guidant and Johnson & Johnson, the financial condition and future prospects and operations of Guidant and Johnson & Johnson, the effects of the merger on the financial condition and future prospects of Guidant and Johnson & Johnson and certain other matters that JPMorgan believed necessary or appropriate to its inquiry.

      In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or otherwise reviewed by JPMorgan, and JPMorgan has not assumed any responsibility or liability for such information. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any valuations or appraisals provided to JPMorgan. In relying on financial analyses and forecasts provided to it by Guidant, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of Guidant as to the expected future results of operations and financial condition of Guidant. With respect to the publicly available financial forecasts and estimates relating to Johnson & Johnson, JPMorgan assumed, with Guidant’s consent and without independent verification or investigation, that the forecasts represent reasonable estimates and judgments as to the future financial performance of Johnson & Johnson. JPMorgan also assumed that the merger will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of Guidant and that the other transactions contemplated by the amended and restated merger agreement, as amended, will be consummated as described in the amended and restated merger agreement, as amended. JPMorgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Guidant, Johnson & Johnson or on the contemplated benefits of the merger.
      JPMorgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect the opinion, and JPMorgan does not have any obligation to update, revise or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Guidant common stock in the merger, and JPMorgan has expressed no opinion as to the underlying decision by Guidant to engage in the merger. JPMorgan expressed no opinion as to the price at which Johnson & Johnson common stock will trade at any future time.
      JPMorgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Guidant or any other alternative transaction. Consequently, JPMorgan assumed that the terms of the merger were the most beneficial terms from Guidant’s perspective that could under the circumstances be negotiated among the parties to the merger, and JPMorgan expressed no opinion whether any alternative transaction might produce consideration for Guidant shareholders in an amount in excess of the consideration in the merger.
      In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.
      Selected Companies Analysis. Using publicly available information, JPMorgan compared selected financial data of Guidant with similar data for the following selected publicly traded large-cap cardiovascular companies that JPMorgan judged to be similar to Guidant:

•	Medtronic, Inc.

•	Boston Scientific Corporation

•	St. Jude Medical, Inc.
      For each comparable company, JPMorgan used estimates of calendar year 2006 and 2007 results published in publicly available equity analyst research reports. For Guidant, JPMorgan used estimates of calendar year 2006 and 2007 results provided by Guidant management. JPMorgan reviewed per share equity values as a multiple of estimated calendar year 2006 and 2007 earnings per share, commonly referred to as EPS. JPMorgan then applied a range of selected multiples of estimated 2006 and 2007 EPS derived from the comparable companies to corresponding financial data of Guidant in order to derive an implied per share equity reference range for Guidant. This analysis indicated an approximate implied per share equity reference range for Guidant of $37.00 to $44.00 based on estimated results for 2006 and $49.00 to $61.00 based on estimated results for 2007.

      It should be noted that no company utilized in the analysis above is identical to Guidant.
      Selected Transactions Analysis. Using publicly available information, JPMorgan reviewed the following merger and acquisition transactions involving companies in the medical device industry:

Acquiror	Target

• Medtronic, Inc.	• Sofamor Danek Group, Inc.
• Medtronic, Inc.	• Arterial Vascular Engineering, Inc.
• Boston Scientific Corporation	• Schneider Worldwide
• Johnson & Johnson	• DePuy, Inc.
• Johnson & Johnson	• Cordis Corporation
• General Electric Company	• Amersham plc
• Guidant Corporation	• Intermedics Inc.
• Zimmer Holdings, Inc.	• Centerpulse AG
      JPMorgan calculated a range of multiples of firm value to the latest 12 month earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, implied in these transactions. JPMorgan then applied a range of selected multiples for the selected transactions to corresponding data of Guidant in order to derive an implied per share equity reference range for Guidant. This analysis indicated an approximate implied per share equity reference range for Guidant of $39.00 to $50.00.
      It should be noted that no company utilized in the analysis above is identical to Guidant and no transaction is identical to the merger.
      Discounted Cash Flow Analysis. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for Guidant’s common stock. In conducting its analysis, JPMorgan considered two projected financial cases each prepared by Guidant management for the fiscal years 2006 through 2015. In the first case, referred to as Management Case 1, Guidant management assumed, among other things, a more rapid recovery in the Guidant CRM franchise. In the second case, referred to as Management Case 2, Guidant management assumed, among other things, a less rapid recovery in the Guidant CRM franchise.
      For both scenarios, JPMorgan calculated the unlevered free cash flows that Guidant is expected to generate during fiscal years 2006 through 2015. JPMorgan calculated an implied range of terminal values for Guidant using a range of perpetuity growth rates for free cash flows from 3.50% to 4.50% and a range of discount rates from 9.75% to 10.75%. The unlevered free cash flows and the range of terminal values were then discounted to present value using a range of discount rates from 9.75% to 10.75%. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Guidant’s cash and total debt as of December 31, 2005. This analysis indicated an approximate implied per share equity reference range for Guidant of $57.00 to $72.00 in the case of Management Case 1 and an approximate implied per share equity reference range for Guidant of $53.00 to $67.00 in the case of Management Case 2.
      Pro Forma Analysis. JPMorgan analyzed the potential pro forma impact of the merger on Johnson & Johnson’s pro forma earnings per share on a GAAP basis and on a cash basis which excludes the estimated impact of the amortization of identifiable intangibles relating to Johnson & Johnson’s acquisition of Guidant. In this analysis, 2006, 2007 and 2008 earnings projections for Johnson & Johnson were based on publicly available equity analyst research reports and earnings projections for Guidant were based on Management Case 1. JPMorgan assumed, among other things, for purposes of this analysis, that the merger would close on December 31, 2005 and that there would be $250 million of pre-tax synergies. JPMorgan was not provided internal financial information or projections for Johnson & Johnson.
      This analysis indicated that the per share merger consideration of 0.493 of a share of Johnson & Johnson common stock and $40.52 of cash would result in earnings per share dilution for Johnson &

Johnson shareholders on a GAAP basis of 6.6% and 2.9% in 2006 and 2007, respectively. This analysis also indicated that the per share merger consideration of 0.493 of a share of Johnson & Johnson common stock and $40.52 of cash would result in earnings per share accretion for Johnson & Johnson shareholders of 0.2% in 2008.
      JPMorgan also analyzed the pro forma impact of the merger on Johnson & Johnson’s pro forma earnings per share on a cash basis. This analysis indicated that the per share merger consideration of 0.493 of a share of Johnson & Johnson common stock and $40.52 of cash would result in earnings per share dilution for Johnson & Johnson shareholders of 2.6% in 2006. This analysis also indicated that for 2007 and 2008 the per share merger consideration of 0.493 of a share of Johnson & Johnson common stock and $40.52 of cash would result in earning per share accretion for Johnson & Johnson shareholders of 0.6% and 3.3%, respectively.
      Other Factors. In rendering its opinion, JPMorgan also reviewed and considered other factors, including the average price of Johnson & Johnson common stock during the one week, two week, one month, three month, six month and one year periods prior to announcement of the second amendment to the amended and restated merger agreement and the relationship between the average price of Johnson & Johnson common stock during these periods and the consideration to be received by the holders of Guidant common stock in the merger.
      The summary set forth above does not purport to be a complete description of the analyses or data utilized by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.
      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Guidant with respect to the merger and deliver an opinion to the Guidant board of directors with respect to the merger on the basis of JPMorgan’s experience and its familiarity with Guidant.
      For services rendered in connection with the merger, Guidant has agreed to pay JPMorgan a fee based on the aggregate consideration payable in the merger, which is contingent upon the consummation of the merger. In addition, Guidant has agreed to reimburse JPMorgan for its reasonable expenses incurred in connection with its services, including reasonable fees of outside counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under federal securities laws.
      In addition, JPMorgan and its affiliates maintain commercial and investment banking and other business relationships with Guidant, Johnson & Johnson and their respective affiliates, for which it receives customary fees. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Guidant or Johnson & Johnson for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities. In addition, JPMorgan served as sole book-runner and administrative agent for Guidant’s $500 million credit facility that expires in 2009 and Guidant’s $400 million credit facility that expires in 2007.

Opinion of Morgan Stanley & Co. Incorporated
      Pursuant to an engagement letter effective October 11, 2004, as amended, Guidant retained Morgan Stanley as a financial advisor in connection with the merger. The Guidant board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of Guidant. At the meeting of the Guidant board of directors on January 13, 2006, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of shares of Guidant common stock pursuant to the amended merger agreement was fair from a financial point of view to such holders.
      The full text of Morgan Stanley’s opinion, dated January 13, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering its opinion is attached as Annex D to this document. The summary of Morgan Stanley’s fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Shareholders should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Guidant board of directors, addresses only the fairness from a financial point of view of the consideration to be received by holders of Guidant common stock pursuant to the amended merger agreement, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any shareholders of Guidant as to how such shareholders should vote with respect to the proposed transaction and should not be relied upon by any shareholder as such.
      In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of Guidant and Johnson & Johnson

•	reviewed certain internal financial statements and other financial and operating data concerning Guidant prepared by the management of Guidant

•	reviewed certain financial projections prepared by the management of Guidant

•	reviewed the pro forma impact of the merger on Johnson & Johnson’s earnings per share

•	discussed the past and current operations and financial condition and the prospects of Guidant and Johnson & Johnson with senior executives of Guidant and Johnson & Johnson, respectively

•	discussed the strategic rationale for the merger with senior executives of Guidant

•	reviewed the reported prices and trading activity for Guidant common stock and Johnson & Johnson common stock

•	compared the financial performance of Guidant and the prices and trading activity of Guidant common stock with that of certain other comparable publicly-traded companies and their securities

•	compared the financial performance of Johnson & Johnson and the prices and trading activity of Johnson & Johnson common stock with that of certain other comparable publicly-traded companies and their securities

•	participated in discussions among representatives of Guidant and Johnson & Johnson and their financial and legal advisors

•	reviewed the amended and restated merger agreement as amended by amendment no. 1 and a draft of amendment no. 2 thereto and certain related documents and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
      In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Guidant. With respect to developments related to certain of Guidant’s products, Morgan Stanley has relied without independent investigation on the assessment of Guidant’s senior management as to the effect of any such developments on the operations and financial condition and prospects of Guidant. Morgan Stanley was not provided internal financial information or projections for Johnson & Johnson, and as a result, it relied upon publicly available estimates of equity research analysts who report on Johnson & Johnson. In addition, Morgan Stanley assumed that amendment no. 2 would be substantially in the form of the draft dated January 13, 2006 that Morgan Stanley had seen, and that the merger would be consummated in accordance with the terms set forth in the amended merger agreement with no material modification, waiver, or delay. Morgan Stanley is not a legal, regulatory or tax expert and relied on the assessments provided by Guidant’s advisors with respect to such issues. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Guidant, nor had it been furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of January 13, 2006.
      In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of Guidant or any of its assets. In addition, Morgan Stanley’s opinion is limited to the fairness from a financial point of view of the consideration to be received by the holders of Guidant common stock in the merger and Morgan Stanley expresses no opinion as to the underlying decision by Guidant to engage in the merger or the strategic rationale for the merger. Morgan Stanley provided advice to the Guidant board of directors during its negotiations with Johnson & Johnson but did not, however, recommend any specific merger consideration or recommend that any specific merger consideration constituted the only appropriate consideration. Morgan Stanley noted that the Company had received an offer from Boston Scientific Corporation to acquire all the outstanding shares of the Company for a combination of cash and stock. In connection with its opinion, Morgan Stanley expressed no opinion as to the relative merits of the merger as compared to any alternative transaction or whether such alternatives were achievable.
      The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.
      Morgan Stanley noted certain recent developments concerning Guidant occurring after the execution of the original merger agreement. In particular, Morgan Stanley noted that Guidant’s revenue for its fiscal quarter ended September 30, 2005 was $795.0 million, a decline of 14% from the same period in 2004, and its diluted earnings per share from continuing operations was $0.20, a decline of 60% from the same period in 2004. Morgan Stanley also noted Guidant’s previously announced product recalls and related governmental investigations, lawsuits, claims and other developments. With respect to developments related to certain of Guidant’s products, Morgan Stanley relied without independent investigation on the assessment of Guidant’s senior management as to the effect of any such developments on the operations and financial condition and prospects of Guidant.
      Guidant Historical Share Price Analysis. Morgan Stanley reviewed the price performance and trading volumes of the common stock of Guidant during various periods ending on January 13, 2006. Morgan Stanley compared an implied merger consideration for a share of Guidant common stock at $71.00 as of January 13, 2006 (calculated as the sum of $40.52 cash plus a fixed exchange ratio of 0.493 Johnson & Johnson shares per Guidant share and a closing market price of Johnson & Johnson common stock of $61.82 on January 13, 2006) relative to the Guidant common stock price over the period referenced above. Morgan Stanley noted that the range of low and high closing prices of Guidant during the 52 week period ending on January 13, 2006 was approximately $57.00 and $75.00.
      Johnson & Johnson Historical Share Price Analysis. Morgan Stanley reviewed the price performance and trading volumes of the common stock of Johnson & Johnson during various periods ending on January 13, 2006. Morgan Stanley noted that the range of low and high closing prices of the common stock of Johnson & Johnson during the 52 week period ending on January 13, 2006 was approximately

$60.00 and $69.00. Morgan Stanley also noted that the low and high closing prices of the common stock of Johnson & Johnson during the 6 month period ending on January 13, 2006 was approximately $60.00 and $67.00. Morgan Stanley also noted that the low and high closing prices of the common stock of Johnson & Johnson during the 3 month period ending on January 13, 2006 was approximately $60.00 and $64.00 and that the low and high closing prices of the common stock of Johnson & Johnson during the 1 month period ending on January 13, 2006 was approximately $60.00 and $63.00. Morgan Stanley also reviewed the price performance and trading volumes of the common stock of Johnson & Johnson during various periods ending on January 13, 2006. The table below presents the absolute share prices of Johnson & Johnson common stock over the period referenced above.

Johnson & Johnson
Period Ending on January 13, 2006	Common Stock Price

5-Year High	$69.40
5-Year Low	$41.63
5-Year Average	$56.65
3-Year Average	$57.78
1-Year Average	$64.65
6-Month Average	$62.69
      In addition, Morgan Stanley compared the trading performance of Johnson & Johnson to the performance of other comparable publicly traded corporations and the S&P 500 Index. The table below presents the percentage change from January 15, 2001 through January 13, 2006 for Johnson & Johnson and a group of selected pharmaceutical companies and the S&P 500 Index.

Relative 5 Year
Company/Market Index	Price Change

Johnson & Johnson	31%
S&P 500 Index	-2%
Peer Index(1)	-22%

(1)	Peer Index included Abbott Laboratories, Bristol-Myers Squibb Company, GlaxoSmithKline plc, Novartis AG, Pfizer Inc. and Wyeth.
      Morgan Stanley also reviewed the price performance of the common stock of Johnson & Johnson during various periods ending on January 13, 2006, and the implied merger consideration during those periods. The table below presents the absolute share price of Johnson & Johnson common stock over the period referenced above, and the implied Guidant share price based on the merger consideration.

		Implied Guidant
		Share Price
	Johnson & Johnson	Based on Merger
Period Ending on January 13, 2006	Common Stock Price	Consideration(2)

January 13, 2006	$61.82	$71.00
1-Week Average	$62.52	$71.34
2-Week Average	$62.19	$71.18
1-Month Average	$61.32	$70.75
3-Month Average	$61.72	$70.95
6-Month Average	$62.69	$71.42
1-Year Average	$64.65	$72.39
Average Since 12/15/04(3)	$64.53	$72.33
52-Week High	$69.40	$74.73
52-Week Low	$60.04	$70.12

(2)	$40.52 cash plus fixed exchange ratio of 0.493 Johnson & Johnson shares per Guidant share.

(3)	Date of first announcement that Johnson & Johnson and Guidant had signed the original merger agreement.

      Guidant Comparable Company Analysis. Morgan Stanley reviewed and analyzed certain public market trading multiples for public companies similar to Guidant from a size and business mix perspective. The multiples analyzed for these comparable companies included, among others, the per share price divided by 2006 and 2007 estimated earnings per share. The earnings per share estimates for Guidant were based on the median earnings per share estimate for Guidant of 12 research analysts that released updated estimates after Guidant lowered guidance for its fiscal quarter ended December 31, 2005 financial results on December 27, 2005 (“research consensus estimates”). The earnings per share estimates for Guidant were also based on two cases provided by Guidant management, management case 1 and management case 2, which represented updates to management’s prior cases from December 2004, and which reflected the performance of the business since December 2004, but excluded the impact of any potential legal or regulatory actions. The earnings per share estimates for Boston Scientific were based on the median earnings per share estimate of 24 research analysts (“research consensus estimates”). For the other publicly traded corporations, the earnings per share estimates were based on I/B/E/S consensus estimates (I/B/E/S refers to the database provided by I/B/E/S International Inc. of equity research analysts’ estimates of future earnings of publicly traded companies). Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of January 13, 2006. For purposes of this analysis, Morgan Stanley identified the following three publicly traded corporations:

•	Boston Scientific Corporation

•	Medtronic, Inc.

•	St. Jude Medical, Inc.
      A summary of the reference range of market trading multiples and those multiples calculated for Guidant are set forth below:

		Implied Guidant	Implied Guidant	Implied Guidant
		Metric at $71.00	Metric at $71.00	Metric at $71.00
		Per Share Based	Per Share Based	Per Share Based
	Reference Range	on Research	on Management	on Management
Metric	of Multiples	Consensus(4)	Case 1(4)	Case 2(4)

Price/2006 Earnings	13.5x - 30.2x	41.8x	38.6x	38.6x
Price/2007 Earnings	12.2x - 26.0x	27.3x	24.6x	25.7x

(4)	$71.00 based on a merger consideration of $40.52 cash plus fixed exchange ratio of 0.493 Johnson & Johnson shares per Guidant share and a closing market price of Johnson & Johnson common stock of $61.82 on January 13, 2006.
      Morgan Stanley calculated an implied valuation range for Guidant by applying multiple ranges to the applicable Guidant earnings per share statistics based on information provided by management and other publicly available data. Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range for Guidant common stock of $34.00 to $41.00 per share based on the median 2006 earnings per share research consensus estimates and using a price divided by estimated 2006 earnings multiple range of 20x to 24x. Morgan Stanley also calculated an implied valuation range for Guidant common stock of $37.00 to $44.00 per share based on the 2006 estimates from management case 1 and management case 2 provided by Guidant management, and using the same price divided by estimated 2006 earnings multiple range of 20x to 24x. Morgan Stanley also calculated an implied valuation range for Guidant common stock of $44.00 to $55.00 per share based on the median 2007 research consensus estimate, using a price divided by estimated 2007 earnings multiple range of 17x to 21x. Morgan Stanley also calculated an implied valuation range for Guidant common stock of $49.00 to $61.00 per share based on management case 1 2007 earnings and $47.00 to $58.00 based on management case 2 2007 earnings, using the same price divided by estimated 2007 earnings multiple range of 17x to 21x. Morgan Stanley noted that the per share implied merger consideration for Guidant common stock was $71.00 per share as of January 13, 2006.
      Although the foregoing companies were compared to Guidant for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to Guidant because of differences between the business mix, regulatory environment, operations and other characteristics of Guidant and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Guidant, such as the impact of competition on the business of Guidant and on the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Guidant or the industry or in the markets generally. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
      Johnson & Johnson Comparable Company Analysis. Morgan Stanley reviewed and analyzed certain public market trading multiples for public companies similar to Johnson & Johnson from a size and business mix perspective. The multiples analyzed for these comparable companies included the per share price divided by 2006 and 2007 estimated earnings per share, and the per share price divided by 2006 estimated earnings per share divided by the long term earnings per share growth rate. The earnings per share estimates and long term earnings per share growth rates were based on I/B/E/S consensus estimates. Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of January 13, 2006. For purposes of this analysis, Morgan Stanley identified the following four publicly traded corporations:

•	Abbott Laboratories

•	Eli Lilly and Company

•	Pfizer Inc.

•	Wyeth
      A summary of the reference range of market trading multiples and those multiples calculated for Johnson & Johnson are set forth below:

	Reference Range	Implied Johnson &
Metric	of Multiples	Johnson Metric

Price/2006 Earnings	12.2x - 18.5x	16.3x
Price/2007 Earnings	11.4x - 17.0x	14.8x
Price/2006 Earnings/Long Term Earnings Growth Rate	1.5x - 2.0x	1.6x
      Morgan Stanley calculated an implied valuation range for Johnson & Johnson by applying multiple ranges to the applicable Johnson & Johnson operating statistics based upon publicly available data. Based upon and subject to the foregoing, Morgan Stanley calculated an implied valuation range for Johnson & Johnson common stock of $53.00 to $72.00 per share based on I/B/E/S 2006 consensus earnings estimates using a price divided by estimated 2006 earnings multiple range of 14x to 19x. Morgan Stanley also calculated an implied valuation range for Johnson & Johnson common stock of $54.00 to $71.00 per share based on I/B/E/S 2007 consensus earnings estimates using a price divided by estimated 2007 earnings multiple range of 13x to 17x. Morgan Stanley noted that the price per share of Johnson & Johnson common stock was $61.82 as of January 13, 2006.
      Although the foregoing companies were compared to Johnson & Johnson for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to Johnson & Johnson because of differences between the business mix, regulatory environment, operations and other characteristics of Johnson & Johnson and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Johnson & Johnson, such as the impact of competition on the business of Johnson & Johnson and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Johnson & Johnson or the industry or in the markets generally. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

      Discounted Analyst Price Targets. Morgan Stanley reviewed published estimates for Guidant by Wall Street equity research analysts from December 27, 2005 through January 12, 2006. Morgan Stanley discounted the Wall Street analyst price targets to January 13, 2006 at Guidant’s estimated cost of equity capital of approximately 10%, based on the capital asset pricing model, a theoretical financial model that is designed to estimate the cost of equity capital of a particular company based on such company’s “Beta”. A company’s Beta is a metric designed to represent the systemic business risk and financial risk of such company versus the overall market. Wall Street equity research analyst price targets yielded an implied valuation of Guidant common stock of $44.00 to $64.00. Morgan Stanley noted that the per share implied merger consideration for Guidant common stock was $71.00 per share as of January 13, 2006.
      Morgan Stanley also reviewed published estimates for Johnson & Johnson by Wall Street equity research analysts from October 19, 2005 through January 12, 2005. Morgan Stanley discounted the Wall Street analyst price targets to January 13, 2006 at Johnson & Johnson’s estimated cost of equity capital of approximately 10%, based on the capital asset pricing model (as discussed above). Wall Street analyst price targets yielded an implied valuation of Johnson & Johnson’s common stock of $54.00 to $73.00. Morgan Stanley noted that the price per share of Johnson & Johnson common stock was $61.82 as of January 13, 2006.
      Guidant Discounted Cash Flow Analysis. Morgan Stanley performed a 10-year discounted cash flow analysis for Guidant, calculated as of December 31, 2005, of the estimated after-tax unlevered free cash flows for fiscal years 2006 through 2015, based on the two cases provided by Guidant management discussed above as management case 1 and management case 2. Morgan Stanley estimated a range of terminal values calculated in 2015 based on a range of terminal growth rates of 3.5% to 4.5%. Morgan Stanley discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 9.5% to 10.5%. The discount rates utilized in this analysis were chosen based upon an analysis of the weighted average cost of capital of Guidant and other comparable companies. Based on the management case 1 projections and assumptions, the discounted cash flow analysis of Guidant yielded an implied valuation range of Guidant common stock of $59.00 to $75.00 per share. Based on the management case 2 projections and assumptions, the discounted cash flow analysis of Guidant yielded an implied valuation range of Guidant common stock of $55.00 to $69.00 per share. Morgan Stanley noted that the per share merger consideration for Guidant common stock was $71.00 per share as of January 13, 2006.
      Pro Forma Analysis. Morgan Stanley analyzed the pro forma impact of the merger on Johnson & Johnson’s pro forma earnings per share. Such analysis considered 2006 and 2007 earnings projections for both Guidant and Johnson & Johnson. Guidant’s earnings projections were based on management case 1, provided by Guidant management, and Johnson & Johnson’s earnings projections were based on I/B/E/S earnings estimates. Morgan Stanley was not provided internal financial information or projections for Johnson & Johnson. Based on this analysis, Morgan Stanley observed that the merger would result in earnings per share dilution for Johnson & Johnson shareholders on a GAAP basis in 2006 of 8.1%, before taking into account any one-time charges or synergies. According to this analysis, the pre-tax synergies required for the combined entity to realize no earnings dilution in 2006 was $1,367 million. Including pretax synergies of $500 million in 2006, the merger would result in earnings per share dilution for Johnson & Johnson shareholders of 5.1%. For 2007, Morgan Stanley observed that the merger would result in earnings per share dilution for Johnson & Johnson shareholders of 4.3%, before taking into account any one-time charges or synergies. According to this analysis, the pre-tax synergies required for the combined entity to realize no earnings dilution in 2007 was $787 million. Including pretax synergies of $500 million in 2007, the merger would result in earnings per share dilution for Johnson & Johnson shareholders of 1.6%.
      Morgan Stanley also analyzed the pro forma impact of the merger on Johnson & Johnson’s pro forma earnings per share excluding the estimated impact of the amortization of identifiable intangibles relating to Johnson & Johnson’s acquisition of Guidant. Based on this analysis, Morgan Stanley observed that the merger would result in earnings per share dilution for Johnson & Johnson shareholders in 2006 of 4.0%, before taking into account any one-time charges or synergies. According to this analysis, the pre-tax synergies required for the combined entity to realize no earnings dilution in 2006 was $706 million. Including pretax synergies of $500 million in 2006, the merger would result in earnings per share dilution for Johnson & Johnson shareholders of 1.2%. For 2007, Morgan Stanley observed that the merger would result in earnings per share dilution for Johnson & Johnson shareholders of 0.7%, before taking into account any one-time charges or synergies. According to this analysis, the pre-tax synergies required for the combined entity to realize no earnings dilution in 2007 was $128 million. Including pretax synergies of $500 million in 2007, the merger would result in earnings per share accretion for Johnson & Johnson shareholders of 1.9%.
      Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Guidant or Johnson & Johnson or their respective common stock.
      In performing its analyses, Morgan Stanley made numerous assumptions with respect to the industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Morgan Stanley, Guidant or Johnson & Johnson. Any estimates contained in the analysis of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Morgan Stanley of the fairness of the merger consideration to be received by holders of shares of Guidant common stock pursuant to the amended merger agreement from a financial point of view, and were prepared in connection with the delivery by Morgan Stanley of its oral opinion on January 13, 2006 to the Guidant board of directors, subsequently confirmed in writing as of the same date.
      The opinion of Morgan Stanley was one of the many factors taken into consideration by the Guidant board of directors in making its determination to approve the proposed transaction. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.
      Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or the indebtedness of Guidant, Johnson & Johnson and their affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Guidant and have received fees for the rendering of these services. In addition, Morgan Stanley is a participant in a $500 million credit facility for Guidant that expires in 2009.
      Guidant has agreed to pay Morgan Stanley customary fees in connection with the merger, a significant portion of which is contingent upon the consummation of the merger. Guidant has also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services. In addition, Guidant has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

JOHNSON & JOHNSON AND GUIDANT
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
      The unaudited pro forma condensed consolidated statements of earnings combines the historical consolidated statements of earnings of Johnson & Johnson and Guidant, giving effect to the merger as if it had occurred on December 29, 2003, the first day of Johnson & Johnson’s 2004 fiscal year. The unaudited pro forma condensed consolidated balance sheet combines the historical balance sheets of Johnson & Johnson and Guidant, giving effect to the merger as if it had been consummated on October 2, 2005, the last day of Johnson & Johnson’s 2005 fiscal third quarter. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger or considered intercompany transactions and (2) factually supportable. With respect to the statements of earnings, the pro forma events must be expected to have a continuing impact on the combined results. You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed consolidated financial statements

•	separate historical unaudited financial statements of Johnson & Johnson as of and for the fiscal nine months ended October 2, 2005 included in Johnson & Johnson’s Quarterly Report on Form 10-Q for the fiscal nine month period ended October 2, 2005, which is incorporated by reference into this supplement and

•	separate historical audited financial statements of Johnson & Johnson as of and for the year ended January 2, 2005 included in Johnson & Johnson’s Annual Report on Form 10-K for the year ended January 2, 2005, which is incorporated by reference into this supplement and

•	separate historical unaudited financial statements of Guidant as of and for the fiscal nine months ended September 30, 2005 included in Guidant’s Quarterly Report on Form 10-Q for the fiscal nine month period ended September 30, 2005, which is incorporated by reference into this supplement and

•	separate historical audited financial statements of Guidant as of and for the year ended December 31, 2004 included in Guidant’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this supplement.
      The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of Johnson & Johnson after completion of the merger.
      The unaudited pro forma condensed consolidated financial information was prepared by using the purchase method of accounting. Accordingly, Johnson & Johnson’s cost to acquire Guidant will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of completion of the merger. This allocation is dependent upon certain valuations and other studies that have not progressed to a stage where sufficient information is available to make a definitive allocation. Accordingly, the purchase price allocation adjustments reflected in the following unaudited pro forma condensed consolidated financial statements are preliminary and have been made solely for the purpose of preparing these statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF EARNINGS
For the Year Ended January 2, 2005

			Pro Forma		Pro Forma
	Johnson & Johnson	Guidant	Adjustments		Consolidated

	(in millions, except per share data)
Sales to customers	$47,348	$3,766	$(97	)a	$51,017

Cost of products sold	13,422	1,003	843	b	15,268

Gross profit	33,926	2,763	(940)		35,749

Selling, marketing and administrative expenses	15,860	1,191	(38	)a	17,013
Research expense	5,203	516			5,719
Purchased in-process research and development	18	100			118
Interest income	(195)	(34)	174	c	(55)
Interest expense, net of portion capitalized	187	26	192	c	405
Other (income) expense, net	15	86			101

	21,088	1,885	328		23,301

Earnings before provision for taxes on income	12,838	878	(1,268)		12,448
Provision for taxes on income	4,329	305	(444	)d	4,190

Income from continuing operations	$8,509	$573	$(824)		$8,258

Basic earnings per share
Income from continuing operations	$2.87	$1.84			$2.64
Diluted earnings per share
Income from continuing operations	$2.84	$1.78			$2.61
Weighted average shares used to calculate earnings per common share amount:
Basic	2,968.40	312.04			3,122.24
Diluted	3,003.50	321.24			3,161.87
Dividends paid per share	$1.095	$0.40			$1.095
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF EARNINGS
For the Fiscal Nine Months Ended October 2, 2005

			Pro Forma		Pro Forma
	Johnson & Johnson	Guidant	Adjustments		Consolidated

	(in millions, except per share data)
Sales to customers	$37,904	$2,722	$(93	)a	$40,533

Cost of products sold	10,330	795	532	b	11,657

Gross profit	27,574	1,927	(625)		28,876

Selling, marketing and administrative expenses	12,315	990	(34	)a	13,271
Research expense	4,336	426			4,762
Purchased in-process research and development	353	75			428
Interest income	(316)	(59)	263	c	(112)
Interest expense, net of portion capitalized	52	23			75
Other (income) expense, net	(184)	55			(129)

	16,556	1,510	229		18,295

Earnings before provision for taxes on income	11,018	417	(854)		10,581
Provision for taxes on income	2,790	59	(299	)d	2,550

Income from continuing operations	$8,228	$358	$(555)		$8,031

Basic earnings per share
Income from continuing operations	$2.77	$1.11			$2.56
Diluted earnings per share
Income from continuing operations	$2.73	$1.08			$2.52
Weighted average shares used to calculate earnings per common share amount:
Basic	2,973.5	323.67			3,133.07
Diluted	3,019.0	332.24			3,182.79
Dividends paid per share	$0.945	$0.30			$0.945
See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
BALANCE SHEET
As of October 2, 2005

			Pro Forma		Pro Forma
	Johnson & Johnson	Guidant	Adjustments		Consolidated

	(in millions, except per share data)
Assets
Current Assets
Cash and cash equivalents	$14,825	$1,995	$(12,305	)c	$4,515
Marketable securities	354	727	(1,081	)c	—
Accounts receivable trade, less allowances for doubtful accounts	7,154	723	(8	)a	7,869
Inventories	4,015	385	120	e	4,520
Deferred taxes on income	1,813	327			2,140
Prepaid expenses and other receivables	2,415	113	(13	)a	2,515

Total Current Assets	$30,576	$4,270	$(13,287)		$21,559

Marketable securities, non current	$44	$—			$44
Property, plant and equipment, net	10,227	883	$100	f	11,210
Intangible assets, net	12,086	604	22,783	g	35,473
Deferred taxes on income	658	85	(52	)h	691
Other assets	2,983	143			3,126

Total Assets	$56,574	$5,985	$9,543		$72,102

Liabilities and Shareholders’ Equity
Current Liabilities
Loans and notes payable	$278	$350			$628
Accounts payable	3,684	91	$104	i	3,879
Accrued liabilities	3,164	316	(121	)a	3,359
Accrued rebates, returns, and promotions	2,120	17			2,137
Accrued salaries, wages and commissions	1,144	110			1,254
Accrued taxes on income	1,657	323			1,980

Total current liabilities	$12,047	$1,207	$(17)		$13,237

Long-term debt	$2,139	$5			$2,144
Deferred tax liability	409	—	$3,229	j	3,638
Employee related obligations	3,055	68			3,123
Other liabilities	2,077	172			2,249

Total liabilities	$19,727	$1,452	$3,212		$24,391

Shareholders’ Equity
Preferred Stock — without par value	—	—			—
Common stock	3,120	999	(836	)k	3,283
Note receivable from employee stock ownership plan	—	(10)	101		—
Accumulated other comprehensive income	(751)	165	(165	)m	(751)
Retained Earnings	40,422	3,379	7,322	n	51,123
Less: common stock held in treasury, at cost	(5,944)	—			(5,944)

Total shareholders’ equity	$36,847	$4,533	$6,331		$47,711

Total liabilities and shareholders’ equity	$56,574	$5,985	$9,515		$72,102

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Transaction and Basis of Presentation
      At the effective time of the merger, each share of Guidant common stock (other than shares owned by Guidant, Johnson & Johnson and Shelby Merger Sub) will be converted into the right to receive a combination of (i) $40.52 in cash and (ii) 0.493 shares of Johnson & Johnson common stock. Because the number of shares of Johnson & Johnson common stock to be issued in the merger for each share of Guidant common stock is fixed, shareholders of Guidant may receive more or less value depending on fluctuations in the price of Johnson & Johnson common stock. Outstanding Guidant stock options at the time of the closing will be converted into options to purchase Johnson & Johnson common stock. Under the terms of the amended merger agreement, each outstanding stock option with respect to a share of Guidant common stock will be converted into an option to acquire (1) 0.493 shares of Johnson & Johnson common stock and (2) that number of shares of Johnson & Johnson common stock with a value (based upon the volume weighted average trading price per share of Johnson & Johnson common stock for the 15 trading days ending three days prior to the closing) equal to $40.52, which is the cash portion of the merger consideration payable to holders of Guidant common stock. In addition, appropriate adjustments will be made to the exercise price in respect of such options. See “The Merger — Effect on Awards Outstanding Under Guidant Stock Incentive Plans” on page 56 of the December 23 proxy statement/prospectus for a more complete discussion of the treatment of Guidant stock options in the merger.
      Johnson & Johnson will account for the merger as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Guidant will be recorded as of the acquisition date, at their respective fair values, and consolidated with those of Johnson & Johnson. The reported consolidated financial condition and results of operations of Johnson & Johnson after completion of the merger will reflect these fair values.
      The merger is subject to customary closing conditions, including the approval of Guidant shareholders. All required regulatory approvals have been obtained. If approved by Guidant shareholders, it is anticipated that the merger will be completed immediately following such approval.

2.	Purchase Price
      The following is a preliminary estimate of the purchase price for Guidant:

		(in millions)

Number of shares of Guidant common stock outstanding as of October 31, 2005 (in thousands)	330,357
Exchange ratio(1)	0.493

Number of shares of Johnson & Johnson common stock to be issued to holders of Guidant common stock (in thousands)(1)	162,866
Multiplied by assumed price per share of Johnson & Johnson common stock(1)	$62.18	$10,126

Cash portion of merger consideration ($40.52 × 330,357)		13,386
Estimated fair value of outstanding Guidant stock options to be exchanged for Johnson & Johnson stock options (calculated using the Black-Scholes option pricing model)		671
Estimated transaction costs(2)		125

Estimated purchase price		$24,307

      For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated Purchase Price	(in millions)

Net book value of assets acquired as of September 30, 2005	$4,533
Less: Write-off of existing goodwill and other intangible assets, including related deferred taxes	(610)

Adjusted book value of net assets acquired	$3,923
Remaining allocation:
Increase inventory to fair value	127
Increase property plant and equipment to fair value	100
In-process research and development charge(3)	—
Identifiable intangible assets at fair value(3)	9,000
Restructuring costs(4)	—
Deferred taxes on income	(3,229)
Goodwill(3)	14,387

Estimated purchase price	$24,307

(1)	Guidant shareholders will receive $40.52 in cash and 0.493 shares of Johnson & Johnson common stock for each share of Guidant common stock. Under the purchase method of accounting, the total equity consideration was determined using the average Johnson & Johnson closing stock prices beginning two days before January 13, 2006, the date amendment no. 2 to the amended and restated merger agreement was announced.

(2)	Remaining estimated transaction costs to be recorded as of the closing date of the merger.

(3)	Sufficient information is not available at this time to provide specifics with regard to individual products, valuation methods and appraisal methods. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other relevant laws and regulations, there are significant limitations regarding what Johnson & Johnson can learn about specific Guidant currently marketed products and scientific projects that are underway.

For purposes of the unaudited pro forma condensed consolidated financial statements, the estimated allocation to acquired identifiable intangible assets is expected to be within the following general categories:

•	currently marketed products, including patented and unpatented technology

•	collaboration agreements and or other licensing arrangements

•	trademarks and trade names and

•	customer contracts/relationships.

The unaudited pro forma condensed consolidated financial statements include an estimated identifiable intangible asset value of $9 billion amortized on a straight line basis over 12 years. These estimates will be adjusted accordingly if the final identifiable intangible asset valuation generates results, including corresponding useful lives and related amortization methods, that differ from the pro forma estimates. The final valuation is expected to be completed within 12 months from the completion of the merger.

In accordance with the requirements of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, any goodwill and acquired indefinite-lived intangibles associated with the merger will not be amortized.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As required by Financial Accounting Standards Board Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, the purchase price allocated to in-process research and development will be expensed immediately. It is reasonable to assume that an in-process research and development charge will be incurred, however the amount of the charge will not be determined until the final valuation is completed.

(4)	Certain restructuring and integration charges will be recorded subsequent to the merger that, under purchase accounting, may or may not be treated as part of the purchase price for Guidant. These costs are not factually supportable or expected to be material and as such have not been reflected in the unaudited pro forma condensed consolidated financial statements.

3.	Accounting Policies and Financial Statement Classifications
      For purposes of the unaudited pro forma condensed consolidated financial statements, certain reclassifications were made to Guidant’s financial statements to conform to those classifications used by Johnson & Johnson. Reclassifications primarily relate to the following:

•	Royalties, net to Cost of products sold

•	Amortization to Cost of products sold

•	Impairment charge, Litigation, net, Restructuring charge and Foundation contribution to Other (income) expense, net

•	Interest, net allocated to Interest income and Interest expense

•	Investments and Sundry to Other assets

•	Goodwill to Intangible assets, net

•	Additional paid-in capital and Unearned compensation to Retained earnings.
      Upon completion of the merger, Johnson & Johnson will review Guidant’s accounting policies and financial statement classifications. As a result of that review, it may become necessary to make additional changes in accounting policies or reclassifications to the consolidated financial statements.

4.	Intercompany Transactions
      Transactions between Johnson & Johnson and Guidant are primarily limited to arrangements between Cordis, a subsidiary of Johnson & Johnson, and Guidant. Cordis and Guidant entered into several commercial arrangements in April 2000, several of which have been subsequently amended, pursuant to which (1) Cordis agreed to distribute Guidant’s Rapid-Exchange catheters and stent delivery systems and (2) the parties settled outstanding litigation under certain patents by agreeing, among other things, to cross-license certain patents related to stents, stent delivery systems and other cardiovascular applications and to arbitrate certain remaining patent disputes. In February 2004, Cordis and Guidant also entered into a strategic agreement to co-promote certain of Cordis’ drug-eluting coronary stents. Guidant also received an option to pursue a similar arrangement in Japan in the future. In addition, Guidant agreed to assist Cordis in the development of a drug-eluting stent that utilizes Guidant’s MULTI-LINK VISION® Stent Delivery System. In addition, in August 2003 an arbitration panel found that Guidant’s Multi-Link Duet Coronary Stent System infringed a patent of Cordis. As a result of this finding, Guidant made a one-time payment, pursuant to the April 2000 commercial arrangements, of $425 million to Cordis in the third quarter of 2003.
      Upon completion of the merger, transactions that occurred in connection with these arrangements would be considered intercompany transactions. All significant intercompany balances and transactions

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
related to these arrangements have been eliminated from the unaudited pro forma condensed consolidated financial statements.
      The accounting for preexisting contractual relationships has been reflected in accordance with EITF Issue 04-01, “Accounting for Preexisting Relationships between the Parties to a Business Combination”.

5.	Pro Forma Adjustments
      Adjustments included in the column under the heading “Pro Forma Adjustments” primarily relate to the following (amounts in millions):
      (a) To eliminate balances and transactions between Johnson & Johnson and Guidant, which upon completion of the merger, would be considered intercompany balances and transactions. These transactions would result in the elimination of certain sales, alliance revenues, co-promotion expenses and deferred revenue balances.
      (b) To record the following cost of products sold adjustments:

		Fiscal Nine Months
	Fiscal Year Ended	Ended October 2,
	January 2, 2005	2005

Intercompany eliminations	$(11)	$(20)
Acquired intangible amortization	750	563
PP&E depreciation step-up	8	6
Inventory step-up	127
Pre-existing Guidant intangible amortization	(31)	(17)

Total pro forma adjustment	$843	$532

      (c) To record the payment of the cash portion of the merger consideration ($13,386) and the related impact to interest income and expense.
      (d) To adjust income taxes for the pro forma adjustments utilizing Johnson & Johnson’s statutory tax rate.
      (e) To record the following inventory adjustments:

As of
October 2, 2005

Intercompany eliminations	$(7)
Inventory step-up	127

Total pro forma adjustment	$120

      (f) To record the difference between the book value and the fair value of net property plant and equipment acquired in the merger (step up).

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (g) To record the following intangible asset adjustments:

As of
October 2, 2005

Elimination of pre-existing Guidant goodwill	$(512)
Elimination of pre-existing Guidant intangibles	(92)
Acquired identifiable amortizable intangibles	9,000
Acquired goodwill and indefinite lived trademarks	14,387

Total pro forma adjustment	$22,783

      (h) To record the following deferred tax adjustments:

As of
October 2, 2005

Intercompany eliminations	$(46)
Deferred tax asset on pre-existing Guidant goodwill and intangible assets	(6)

Total pro forma adjustment	$(52)

      (i) To record the following accounts payable adjustments:

As of
October 2, 2005

Intercompany eliminations	$(21)
Transaction costs	125

Total pro forma adjustment	$104

      (j) To record the deferred tax liability related to acquired identifiable intangibles, inventory and property plant and equipment step ups.
      (k) To record the following common stock adjustments:

As of
October 2, 2005

Elimination of Guidant common stock (no par value)	$(999)
Issuance of Johnson & Johnson common stock ($1 par value)	163

Total pro forma adjustment	$(836)

      (l) To eliminate Guidant’s deferred cost, ESOP balance.
      (m) To eliminate Guidant’s accumulated other comprehensive income balance.
      (n) To record the following retained earnings adjustments:

As of
October 2, 2005

Elimination of Guidant’s retained earnings	$(2,895)
Elimination of Guidant’s additional paid-in capital	(573)
Elimination of Guidant’s unearned compensation	89
Intercompany elimination impact	68
Additional paid-in capital	10,633

Total pro forma adjustment	$7,322

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The unaudited pro forma condensed consolidated financial statements do not present any adjustments to dividends paid per share on a pro forma basis. Johnson & Johnson’s current quarterly dividend is $0.33 ($1.32 per share annualized) and is subject to future lawful approval and declaration by Johnson & Johnson’s board of directors. Guidant’s current quarterly dividend is $0.10 ($0.40 per share annualized) and is subject to future lawful approval and declaration by Guidant’s board of directors. The dividend policy of Johnson & Johnson following the merger will be determined by its board of directors.
      The unaudited pro forma consolidated basic and diluted earnings per share for the respective periods presented are based on the consolidated basic and diluted weighted average shares of Johnson & Johnson and Guidant. The historical basic and diluted weighted average shares of Guidant were converted at the exchange ratio of 0.493.
      The unaudited pro forma condensed consolidated financial statements do not reflect the realization of potential cost savings, or any related restructuring costs. Certain cost savings may result from the merger, however, there can be no assurance that these cost savings will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure, the elimination of duplicative facilities and the leveraging of the consolidated annual external purchases.
      The unaudited pro forma condensed consolidated financial statements do not include accruals in excess of amounts recorded by Guidant for contingencies related to its previously announced product recalls and related governmental investigations, lawsuits, claims and other developments.
      The impact of the divestitures and other remedies required by the Federal Trade Commission and the European Commission in connection with the merger are not expected to be material to the unaudited pro forma condensed consolidated financial statements and as such have not been included.

WHERE YOU CAN FIND MORE INFORMATION
      Johnson & Johnson and Guidant file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Johnson & Johnson and Guidant file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at the following location:
Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
      Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the website maintained by the Securities and Exchange Commission at “http://www.sec.gov”. Reports, proxy statements and other information concerning Johnson & Johnson and Guidant may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
      Johnson & Johnson filed a registration statement on Form S-4 to register with the SEC the Johnson & Johnson common stock to be issued to Guidant shareholders in the merger. This supplement to the proxy statement/prospectus and the proxy statement/prospectus dated December 23, 2005 are a part of that registration statement and constitute a prospectus of Johnson & Johnson in addition to being a proxy statement of Guidant for the special meeting of Guidant shareholders. As allowed by SEC rules, this supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
      If you need additional copies of this supplement, the December 23 proxy statement/prospectus or a new proxy card, you should contact Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, NY 10004 and telephone (877) 278-4779.
      The Securities and Exchange Commission allows Johnson & Johnson and Guidant to “incorporate by reference” information into this supplement, which means that the companies can disclose important information to you by referring you to other documents filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this supplement, except for any information superseded by information contained directly in this supplement or in later filed documents incorporated by reference in this supplement.
      This supplement incorporates by reference the documents set forth below that Johnson & Johnson and Guidant have previously filed with the Securities and Exchange Commission. These documents contain important business and financial information about Johnson & Johnson and Guidant that is not included in or delivered with this supplement.

Johnson & Johnson Filings	Period
Annual Report on Form 10-K	Fiscal Year ended January 2, 2005
Quarterly Report on Form 10-Q	Filed on May 10, 2005
Quarterly Report on Form 10-Q	Filed on August 10, 2005
Quarterly Report on Form 10-Q	Filed on November 7, 2005
Current Report on Form 8-K	Filed on November 15, 2005
Current Report on Form 8-K	Filed on November 18, 2005
Current Report on Form 8-K	Filed on December 16, 2005
Current Report on Form 8-K	Filed on January 12, 2006

Guidant Filings	Period
Annual Report on Form 10-K	Fiscal Year ended December 31, 2004
Quarterly Report on Form 10-Q	Filed on May 9, 2005
Quarterly Report on Form 10-Q	Filed on August 5, 2005
Quarterly Report on Form 10-Q	Filed on November 7, 2005
Current Report on Form 8-K	Filed on November 7, 2005
Current Report on Form 8-K	Filed on November 15, 2005
Current Report on Form 8-K	Filed on November 18, 2005
Current Report on Form 8-K	Filed on November 30, 2005
Current Report on Form 8-K	Filed on December 7, 2005
Current Report on Form 8-K	Filed on December 21, 2005
Current Report on Form 8-K	Filed on December 27, 2005
Current Report on Form 8-K	Filed on January 9, 2006
Current Report on Form 8-K	Filed on January 10, 2006
Current Report on Form 8-K	Filed on January 12, 2006
Current Report on Form 8-K	Filed on January 13, 2006
      Johnson & Johnson and Guidant also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the December 23 proxy statement/prospectus and, in the case of Johnson & Johnson, the date of the completion of the merger, and, in the case of Guidant, the date of the special meeting of Guidant’s shareholders. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
      Johnson & Johnson has supplied all information contained or incorporated by reference in this supplement relating to Johnson & Johnson and Guidant has supplied all such information relating to Guidant.
      If you are a shareholder, we may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the Securities and Exchange Commission or the Securities and Exchange Commission’s website as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this supplement, the exhibit will also be provided without charge. Shareholders may obtain documents incorporated by reference in this supplement by requesting them in writing or by telephone from the appropriate company at the following addresses:

Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933 Attention: Office of Corporate Secretary Telephone: (732) 524-2455	Guidant Corporation 111 Monument Circle, 29th Floor Indianapolis, IN 46204-5129 Attention: Secretary Telephone: (317) 971-2000
      You should rely only on the information contained or incorporated by reference in this supplement and the December 23 proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this supplement and the December 23 proxy statement/prospectus. This supplement is dated January 17, 2006. You should not assume that the information contained in this supplement is accurate as of any date other than that date. Neither the mailing of this supplement to shareholders nor the issuance of Johnson & Johnson common stock in the merger creates any implication to the contrary.

ANNEX A

AMENDMENT NO. 2 TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated as of January 13, 2006, by and among JOHNSON & JOHNSON, a New Jersey corporation (“Parent”), SHELBY MERGER SUB, INC., an Indiana corporation and a wholly owned Subsidiary of Parent (“Sub”), and GUIDANT CORPORATION, an Indiana corporation (the “Company”).
      WHEREAS Parent, Sub and the Company are parties to that certain Amended and Restated Agreement and Plan of Merger dated as of November 14, 2005 and amended by Amendment No. 1 thereto dated as of January 11, 2006 (the “Merger Agreement”);
      WHEREAS, pursuant to Section 7.03 of the Merger Agreement, Parent, Sub and the Company desire to amend the Merger Agreement as provided in this Amendment; and
      WHEREAS the Board of Directors of each of the Company and Sub have adopted, and the Board of Directors of Parent has approved, this Amendment;
      NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
      SECTION 1. Amendments to the Merger Agreement.
      (a) The second “Whereas” clause of the Merger Agreement is hereby amended and restated in its entirety as follows:

WHEREAS the Board of Directors of each of the Company and Sub has adopted, and the Board of Directors of Parent has approved, this Agreement and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, without par value, of the Company (“Company Common Stock”), other than shares of Company Common Stock directly owned by Parent, Sub or the Company, will be converted into the right to receive (a) a number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) and (b) $40.52 in cash, without interest;
      (b) The first sentence of Section 2.01(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

Subject to Section 2.02(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive (i) 0.493 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Portion”) and (ii) $40.52 in cash, without interest (the “Cash Portion” and, together with the Stock Portion, the “Merger Consideration”).
      (c) The first paragraph of Section 3.01 of the Merger Agreement shall be amended by replacing the phrase “prior to January 11, 2006” with the phrase “prior to January 13, 2006”.
      (d) The phrase “as of January 11, 2006” in the fourth sentence of Section 3.01(d) of the Merger Agreement and in Section 3.01(t) of the Merger Agreement shall be replaced, in each case, with the phrase “as of January 13, 2006”.
      (e) The phrase “a fee equal to $675,000,000” in Section 5.06(b) of the Merger Agreement shall be replaced with the phrase “a fee equal to $705,000,000”.
      (f) The phrase “after January 11, 2006” in Section 5.08 of the Merger Agreement shall be replaced with the phrase “after January 13, 2006”.

      (g) Exhibit B to the Merger Agreement is hereby replaced in its entirety by Exhibit A attached hereto.
      SECTION 2. Representations and Warranties.
      (a) The Company represents and warrants to Parent and Sub as follows:

(i) The Company has been duly organized, and is validly existing and in good standing under the Laws of the State of Indiana.

(ii) The Company has all requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by the Company have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment. This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
      (b) Parent and Sub represent and warrant to the Company as follows:

(i) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated.

(ii) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by Parent and Sub have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Amendment. This Amendment has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
      SECTION 3. Ratification of Merger Agreement. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment (it being understood that all references to “the date hereof” or “the date of this Agreement” shall continue to refer to December 15, 2004). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Merger Agreement.
      SECTION 4. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
      SECTION 5. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF INDIANA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

      IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

JOHNSON & JOHNSON,

by	/s/ William C. Weldon

Name: William C. Weldon
Title: Chairman & Chief Executive Officer

SHELBY MERGER SUB, INC.,

by	/s/ James R. Hilton

Name: James R. Hilton
Title: President

GUIDANT CORPORATION,

by	/s/ James M. Cornelius

Name: James M. Cornelius
Title: Chief Executive Officer

EXHIBIT A
TO AMENDMENT NO. 2
EXHIBIT B
TO THE AMENDED AND RESTATED MERGER AGREEMENT
Form of Affiliate Letter
Dear Sirs:
      The undersigned, a holder of shares of common stock, without par value (“Company Common Stock”), of Guidant Corporation, an Indiana corporation (the “Company”), acknowledges that the undersigned may be deemed an “affiliate” of the Company within the meaning of Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by the Securities and Exchange Commission (the “SEC”). Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated as of November 14, 2005 (as amended from time to time, the “Merger Agreement”), among Johnson & Johnson, a New Jersey corporation (“Parent”), Shelby Merger Sub, Inc., an Indiana corporation and a wholly owned subsidiary of Parent (“Sub”), and the Company, Sub will be merged with and into the Company (the “Merger”), and in connection with the Merger, the undersigned is entitled to receive the Merger Consideration (as defined in the Merger Agreement) for each share of Company Common Stock, without interest.
      If in fact the undersigned were an affiliate under the Securities Act, the undersigned’s ability to sell, assign or transfer the shares of Parent Common Stock (as defined in the Merger Agreement) received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent will not be required to maintain the effectiveness of any registration statement under the Securities Act for the purposes of resale of Parent Common Stock by the undersigned.
      The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the shares of Parent Common Stock received by the undersigned in exchange for shares of Company Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel to the undersigned, such counsel to be reasonably satisfactory to Parent and such opinion to be in form and substance reasonably satisfactory to Parent, or as described in a “no-action” or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.
      In the event of a sale or other disposition by the undersigned of the shares of Parent Common Stock pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto or the opinion of counsel or no-action letter referred to above. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any shares of Parent Common Stock disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate the transfer of the shares of Parent Common Stock sold as indicated in such letter.
      Parent covenants that it will take all such actions as may be reasonably available to it to permit the sale or other disposition of the shares of Parent Common Stock by the undersigned under Rule 145 in accordance with the terms thereof.
      The undersigned acknowledges and agrees that the legend set forth below will be placed on certificates representing the shares of Parent Common Stock received by the undersigned in connection with the Merger or held by a transferee thereof, which legend will be removed by delivery of substitute certificates (i) if the undersigned provides evidence of compliance with Rule 145 to Parent, in the form of a letter in the form of Annex I hereto, or (ii) upon receipt of an opinion in form and substance reasonably satisfactory to Parent from counsel reasonably satisfactory to Parent to the effect that such legend is no longer required for purposes of the Securities Act.
      There will be placed on the certificates for Parent Common Stock issued to the undersigned in connection with the Merger, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued pursuant to a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. The shares may not be sold, pledged or otherwise transferred except in accordance with Rule 145, pursuant to a Registration Statement under the Securities Act of 1933 or in accordance with an exemption from the registration requirements of the Securities Act of 1933.”
      The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Common Stock and (ii) the receipt by Parent of this letter is an inducement to Parent’s obligations to consummate the Merger.
      Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of the Company as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,
Dated:

ANNEX 1
TO EXHIBIT B

[Name]	[Date]
      On                     , the undersigned sold the securities of Johnson & Johnson (“Parent”) described below in the space provided for that purpose (the “Securities”). The Securities were received by the undersigned in connection with the merger of Shelby Merger Sub, Inc., an Indiana corporation, with and into Guidant Corporation, an Indiana corporation.
      Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
      The undersigned hereby represents that the Securities were sold in “brokers’ transactions” within the meaning of Section 4(4) of the Securities Act or in transactions directly with a “market maker” as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

Very truly yours,
Dated:

ANNEX B

AMENDMENT NO. 1 TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated as of January 11, 2006, by and among JOHNSON & JOHNSON, a New Jersey corporation (“Parent”), SHELBY MERGER SUB, INC., an Indiana corporation and a wholly owned Subsidiary of Parent (“Sub”), and GUIDANT CORPORATION, an Indiana corporation (the “Company”).
      WHEREAS Parent, Sub and the Company are parties to that certain Amended and Restated Agreement and Plan of Merger dated as of November 14, 2005 (the “Merger Agreement”);
      WHEREAS, pursuant to Section 7.03 of the Merger Agreement, Parent, Sub and the Company desire to amend the Merger Agreement as provided in this Amendment; and
      WHEREAS the Board of Directors of each of the Company and Sub have adopted, and the Board of Directors of Parent has approved, this Amendment;
      NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
      SECTION 1. Amendments to the Merger Agreement.
      (a) The second “Whereas” clause of the Merger Agreement is hereby amended and restated in its entirety as follows:

WHEREAS the Board of Directors of each of the Company and Sub has adopted, and the Board of Directors of Parent has approved, this Agreement and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, without par value, of the Company (“Company Common Stock”), other than shares of Company Common Stock directly owned by Parent, Sub or the Company, will be converted into the right to receive (a) a number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) and (b) $37.25 in cash, without interest;
      (b) The first sentence of Section 2.01(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

Subject to Section 2.02(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(b)) shall be converted into the right to receive (i) 0.493 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Portion”) and (ii) $37.25 in cash, without interest (the “Cash Portion” and, together with the Stock Portion, the “Merger Consideration”).
      (c) The first paragraph of Section 3.01 of the Merger Agreement shall be amended as follows:

(i) the phrase “prior to November 14, 2004” shall be replaced with the phrase “prior to January 11, 2006” and

(ii) the phrase “prior to the execution of this Agreement” shall be amended by replacing the words “the execution of this Agreement” with the words “November 14, 2005”.
      (d) The phrase “as of November 14, 2005” in the fourth sentence of Section 3.01(d) of the Merger Agreement and in Section 3.01(t) of the Merger Agreement shall be replaced, in each case, with the phrase “as of January 11, 2006”.
      (e) The phrase “a fee equal to $625,000,000” in Section 5.06(b) of the Merger Agreement shall be replaced with the phrase “a fee equal to $675,000,000”.

      (f) The phrase “after November 14, 2005” in Section 5.08 of the Merger Agreement shall be replaced with the phrase “after January 11, 2006”.
      (g) Exhibit B to the Merger Agreement is hereby replaced in its entirety by Exhibit A attached hereto.
      SECTION 2. Representations and Warranties.
      (a) The Company represents and warrants to Parent and Sub as follows:

(i) The Company has been duly organized, and is validly existing and in good standing under the Laws of the State of Indiana.

(ii) The Company has all requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by the Company have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment. This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
      (b) Parent and Sub represent and warrant to the Company as follows:

(i) Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated.

(ii) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Amendment. The execution and delivery of this Amendment by Parent and Sub have been duly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Amendment. This Amendment has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).
      SECTION 3. Ratification of Merger Agreement. Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms. After the date hereof, all references to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment (it being understood that all references to “the date hereof” or “the date of this Agreement” shall continue to refer to December 15, 2004). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Merger Agreement.
      SECTION 4. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
      SECTION 5. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF INDIANA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

      IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

JOHNSON & JOHNSON,

by	/s/ William C. Weldon

Name: William C. Weldon
Title: Chairman & Chief Executive Officer

SHELBY MERGER SUB, INC.,

by	/s/ James R. Hilton

Name: James R. Hilton
Title: President

GUIDANT CORPORATION,

by	/s/ James M. Cornelius

Name: James M. Cornelius
Title: Chief Executive Officer

EXHIBIT A
TO AMENDMENT NO. 1
EXHIBIT B
TO THE AMENDED AND RESTATED MERGER AGREEMENT
Form of Affiliate Letter
Dear Sirs:
      The undersigned, a holder of shares of common stock, without par value (“Company Common Stock”), of Guidant Corporation, an Indiana corporation (the “Company”), acknowledges that the undersigned may be deemed an “affiliate” of the Company within the meaning of Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by the Securities and Exchange Commission (the “SEC”). Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated as of November 14, 2005 (the “Merger Agreement”), among Johnson & Johnson, a New Jersey corporation (“Parent”), Shelby Merger Sub, Inc., an Indiana corporation and a wholly owned subsidiary of Parent (“Sub”), and the Company, as amended by Amendment No. 1 thereto dated as of January 11, 2006, among the Company, Parent and Sub, Sub will be merged with and into the Company (the “Merger”), and in connection with the Merger, the undersigned is entitled to receive 0.493 shares of the common stock of Parent (“Parent Common Stock”) and $37.25 in cash for each share of Company Common Stock, without interest.
      If in fact the undersigned were an affiliate under the Securities Act, the undersigned’s ability to sell, assign or transfer the shares of Parent Common Stock received by the undersigned in exchange for any shares of Company Common Stock in connection with the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act. The undersigned understands that Parent will not be required to maintain the effectiveness of any registration statement under the Securities Act for the purposes of resale of Parent Common Stock by the undersigned.
      The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the shares of Parent Common Stock received by the undersigned in exchange for shares of Company Common Stock in connection with the Merger except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 or (iii) in a transaction which, in the opinion of counsel to the undersigned, such counsel to be reasonably satisfactory to Parent and such opinion to be in form and substance reasonably satisfactory to Parent, or as described in a “no-action” or interpretive letter from the Staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.
      In the event of a sale or other disposition by the undersigned of the shares of Parent Common Stock pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a letter in the form of Annex I hereto or the opinion of counsel or no-action letter referred to above. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any shares of Parent Common Stock disposed of by the undersigned, but that (provided such transfer is not prohibited by any other provision of this letter agreement) upon receipt of such evidence of compliance, Parent shall cause the transfer agent to effectuate the transfer of the shares of Parent Common Stock sold as indicated in such letter.
      Parent covenants that it will take all such actions as may be reasonably available to it to permit the sale or other disposition of the shares of Parent Common Stock by the undersigned under Rule 145 in accordance with the terms thereof.

      The undersigned acknowledges and agrees that the legend set forth below will be placed on certificates representing the shares of Parent Common Stock received by the undersigned in connection with the Merger or held by a transferee thereof, which legend will be removed by delivery of substitute certificates (i) if the undersigned provides evidence of compliance with Rule 145 to Parent, in the form of a letter in the form of Annex I hereto, or (ii) upon receipt of an opinion in form and substance reasonably satisfactory to Parent from counsel reasonably satisfactory to Parent to the effect that such legend is no longer required for purposes of the Securities Act.
      There will be placed on the certificates for Parent Common Stock issued to the undersigned in connection with the Merger, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued pursuant to a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. The shares may not be sold, pledged or otherwise transferred except in accordance with Rule 145, pursuant to a Registration Statement under the Securities Act of 1933 or in accordance with an exemption from the registration requirements of the Securities Act of 1933.”
      The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Common Stock and (ii) the receipt by Parent of this letter is an inducement to Parent’s obligations to consummate the Merger.
      Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of the Company as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,
Dated:

ANNEX 1
TO EXHIBIT B

[Name]	[Date]
      On                     , the undersigned sold the securities of Johnson & Johnson (“Parent”) described below in the space provided for that purpose (the “Securities”). The Securities were received by the undersigned in connection with the merger of Shelby Merger Sub, Inc., an Indiana corporation, with and into Guidant Corporation, an Indiana corporation.
      Based upon the most recent report or statement filed by Parent with the Securities and Exchange Commission, the Securities sold by the undersigned were within the prescribed limitations set forth in paragraph (e) of Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
      The undersigned hereby represents that the Securities were sold in “brokers’ transactions” within the meaning of Section 4(4) of the Securities Act or in transactions directly with a “market maker” as that term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934, as amended. The undersigned further represents that the undersigned has not solicited or arranged for the solicitation of orders to buy the Securities, and that the undersigned has not made any payment in connection with the offer or sale of the Securities to any person other than to the broker who executed the order in respect of such sale.

Very truly yours,
Dated:

ANNEX C
January 13, 2006
The Board of Directors
Guidant Corporation
111 Monument Circle, 29th Floor
Indianapolis, Indiana 46204
Members of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value per share (the “Company Common Stock”), of Guidant Corporation (the “Company”) of the consideration to be received by such holders in the proposed merger (the “Merger”) of the Company with a wholly-owned subsidiary of Johnson & Johnson (“Parent”). Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of November 14, 2005 (the “Pre-Amendment Agreement”), among the Company, Parent and Shelby Merger Sub, Inc. (“Merger Sub”), as amended by Amendment No. 1 thereto, dated as of January 11, 2006 (“Amendment No. 1”) and Amendment No. 2 thereto, dated January 13, 2006 (“Amendment No. 2” and, the Pre-Amendment Agreement, as amended, the “Agreement”), the Company will become a wholly-owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by Parent or Merger Sub, will be converted into the right to receive (i) $40.52 in cash, without interest (the “Cash Consideration”) and (ii) 0.493 of a share of common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), par value $1.00 per share, of Parent (the “Parent Common Stock”).
      In arriving at our opinion, we have (i) reviewed the Pre-Amendment Agreement, Amendment No. 1 and Amendment No. 2; (ii) reviewed certain publicly available business and financial information concerning the Company and Parent and the industries in which they operate, including publicly available financial forecasts relating to Parent that were reviewed and discussed with us by the management of Parent; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Parent Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
      In addition, we have held discussions with certain members of the managements of the Company and Parent with respect to certain aspects of the Merger and the past and current business operations of the Company and Parent, the financial condition and future prospects and operations of the Company and Parent, the effects of the Merger on the financial condition and future prospects of the Company and Parent, and certain other matters we believed necessary or appropriate to our inquiry.
      In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Parent or otherwise reviewed by us, and we have not assumed any responsibility or liability

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therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company. With respect to the publicly available financial forecasts and estimates relating to Parent, we have assumed, with your consent, without independent verification or investigation, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Parent. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or Parent or on the contemplated benefits of the Merger.
      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Company Common Stock in the proposed Merger, and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Parent Common Stock will trade at any future time.
      We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might produce consideration for the Company’s shareholders in an amount in excess of the Merger Consideration in the Merger.
      We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company if the proposed Merger is consummated. As we have previously advised you, we and our affiliates, in the ordinary course of our businesses, have from time to time provided, and in the future may continue to provide, for customary compensation, commercial and investment banking services to the Company, Parent and their respective affiliates. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be received by the holders of the Company Common Stock in the proposed Merger is fair, from a financial point of view, to such holders.
      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy statement/prospectus or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

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ANNEX D

January 13, 2006
Board of Directors
Guidant Corporation
111 Monument Circle, 29th Floor
Indianapolis, IN 46204-5129
Members of the Board:
      We understand that Guidant Corporation (the “Company”), Johnson & Johnson (“Buyer”) and Shelby Merger Sub, Inc., a wholly owned subsidiary of Buyer (“Acquisition Sub”), propose to enter into Amendment No. 2 substantially in the form of the draft dated January 13, 2006 to the Amended and Restated Agreement and Plan of Merger dated November 14, 2005, as amended by Amendment No. 1 thereto dated January 11, 2006 (collectively, the “Merger Agreement”) which provides, among other things, for the merger of Acquisition Sub with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer, and each issued and outstanding share of common stock, without par value, of the Company (“Company Common Stock”), other than shares of Company Common Stock directly owned by Buyer, Acquisition Sub, or the Company, will be converted into the right to receive (a) 0.493 shares of common stock, par value $1.00 per share, of Buyer (“Buyer Common Stock”) and (b) $40.52 in cash, without interest (collectively, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
      You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.
      For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other information of the Company and Buyer;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	reviewed the pro forma impact of the Merger on Buyer’s earnings per share;

v)	discussed the past and current operations and financial condition and the prospects of the Company and Buyer, with senior executives of the Company and Buyer, respectively;

vi)	discussed the strategic rationale for the Merger with senior executives of the Company;

vii)	reviewed the reported prices and trading activity for Company Common Stock and Buyer Common Stock;

viii)	compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

ix)	compared the financial performance of Buyer and the prices and trading activity of Buyer Common Stock with that of certain other comparable publicly-traded companies and their securities;

x)	participated in discussions among representatives of the Company and Buyer and their financial and legal advisors;

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xi)	reviewed the Amended and Restated Merger Agreement, dated November 14, 2005, as amended by Amendment No. 1 thereto dated January 11, 2006, and the draft Amendment No. 2 thereto, between Buyer, Acquisition Sub and the Company, and certain related documents; and

xii)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. With respect to developments related to certain of the Company’s products, we have relied without independent investigation on the assessment of the Company’s senior management as to the effect of any such developments on the operations and financial condition and prospects of the Company. We were not provided internal financial information or projections for Buyer, and as a result, we have relied upon publicly available estimates of equity research analysts who report on Buyer. In addition, we have assumed that the final Amendment No. 2 will be substantially in the form of the draft dated January 13, 2006 that we have seen and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement with no material modification, waiver or delay. We are not legal, regulatory or tax experts and have relied on the assessments provided by the Company’s advisors with respect to such issues. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Buyer, nor were we furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.
      In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.
      We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In addition, Morgan Stanley is a participant in a $500 million credit facility that expires in 2009. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities or senior loans of the Company or Buyer for its own accounts or for the accounts of its customers or its managed investment accounts and, accordingly, may at any time hold long or short positions in such securities or senior loans.
      It is understood that this letter is for the information of the Board of Directors of the Company and may not be disclosed or referred to publicly or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any statement/prospectus to be distributed to holders of Company Common Stock in connection with the Merger with the U.S. Securities and Exchange Commission. Our opinion is limited to the fairness from a financial point of view of the Consideration to be received by the holders of Company Common Stock in the Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger or the strategic rationale for the Merger. Although we note that the Company has received an offer from Boston Scientific Corporation to acquire all the outstanding shares of the Company for a combination of cash and stock, we express no opinion as to the relative merits of the Merger as compared to any alternative transaction or whether such alternatives are achievable. In addition, this opinion does not in any manner address the prices at which Buyer Common Stock will trade following consummation of the Merger. Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting held in connection with the Merger.

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      Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED

By: /s/ Peter N. Crnkovich Peter N. Crnkovich
Managing Director

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